Management’s Discussion and Analysis
For the three and six months ended June 30, 2024
(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2024 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
This MD&A is prepared by management and approved by the Board of Directors as of August 7, 2024. This discussion covers the three and six months ended June 30, 2024 (“Q2 2024” or the “Quarter” and “H1 2024”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States Dollars (“USD”), except where otherwise noted.
This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and mineral resources.
Throughout this MD&A, cash costs, cash costs per ounce (“oz”) sold, all-in sustaining costs (“AISC”), AISC per oz sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine-site free cash flow, EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted EBITDA, net debt, and sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the Non-IFRS Measures section of this MD&A.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

BUSINESS OVERVIEW
Operations Description
Equinox Gold is a growth-focused mining company delivering on its strategy of creating the premier Americas gold producer. In its first six years the Company has grown from a single-asset developer to a multi-asset gold producer with a portfolio of gold mines in the Americas, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of expansion projects. At the date of this MD&A, the Company’s operating gold mines are the Mesquite Mine (“Mesquite”) and Castle Mountain Mine (“Castle Mountain”) in the United States, the Los Filos Mine Complex (“Los Filos”) in Mexico, and the Aurizona Mine (“Aurizona”), Fazenda Mine (“Fazenda”), RDM Mine (“RDM”) and Santa Luz Mine (“Santa Luz”) in Brazil. In addition, the Company’s Greenstone Mine (“Greenstone”) in Canada poured first gold on May 22, 2024 but has not yet achieved commercial production. In August 2024, the Company announced its decision to suspend Phase 1 operations at Castle Mountain for the duration of Phase 2 permitting. While residual leaching is expected to continue for the remainder of 2024, going forward Castle Mountain will be reported as a development project.
Equinox Gold was created with the strategic vision of building a diversified, Americas-focused gold company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.
Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States.
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund II (SC) Ltd. (“OMF Fund”) from certain funds managed by Orion Mine Finance Management LP (collectively, “Orion”). On acquisition, the Company acquired the remaining 40% interest in Greenstone, resulting in the Company owning 100% of Greenstone (the “Greenstone Acquisition”). The operational and financial results of the assets acquired in the Greenstone Acquisition are included from May 13, 2024 onward.

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2024
Operational
•Produced 122,221 ounces of gold
•Sold 115,423 ounces of gold at an average realized gold price of $2,328 per oz
•Total cash costs of $1,747 per oz and AISC of $2,041 per oz(1)
•One fatality during the Quarter, as discussed in the Fazenda and Health, Safety and Environment sections
•No lost-time injuries; total recordable injury frequency rate(2) of 1.82 per million hours worked for the 12-month rolling period (1.80 for the Quarter)
•Significant environmental incident frequency rate(2) of 0.29 per million hours worked for the 12-month rolling period (0.00 for the Quarter)
•Temporarily suspended mining in the Piaba open pit at Aurizona following a geotechnical event as the result of persistent heavy rains; accelerated mining in the new Tatajuba open pit to mitigate the impact to production
Earnings
•Income from mine operations of $26.6 million
•Net income of $283.8 million or $0.72 per share (basic)
•Adjusted net loss of $5.8 million or $0.01 per share(1) (basic)
Financial
•Cash flow provided by operations before changes in non-cash working capital of $45.1 million (cash flow used in operations of $33.0 million after changes in non-cash working capital)
•Adjusted EBITDA of $51.3 million(1)
•Sustaining expenditures(1) of $31.0 million and non-sustaining expenditures of $82.6 million
•Cash and cash equivalents (unrestricted) of $167.5 million at June 30, 2024
•Net debt(1) of $1,308.9 million at June 30, 2024

(1)Cash costs per oz sold, AISC per oz sold, sustaining expenditures, adjusted net income, adjusted EBITDA, adjusted EPS, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

(2)Total recordable injury frequency rate (“TRIFR”) and significant environmental incident frequency rate (“SEIFR”) are both reported per million hours worked. TRIFR is the total number of injuries excluding those requiring simple first aid treatment.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

HIGHLIGHTS FOR THE THREE MONTHS ENDED JUNE 30, 2024 (CONTINUED)
Corporate
•On April 23, 2024, the Company announced the acquisition of the remaining 40% interest in Greenstone from Orion
◦At the date of announcement, consideration totaled $995 million and consisted of:
▪42.0 million common shares of Equinox Gold valued at $250 million;
▪$705 million in cash payable on closing; and
▪$40 million in cash payable by December 31, 2024.
◦The Company closed the transaction on May 13, 2024, giving Equinox Gold 100% ownership of Greenstone. At the date of transaction close, consideration as measured for the purposes of financial reporting totaled $961 million(1)
◦Equinox Gold funded the cash consideration with net proceeds from a new $500 million three-year term loan (the “Term Loan”) and a bought deal equity financing of common shares of Equinox Gold at a price of $5.30 per common share (the “Offering”). The Offering, including an over-allotment option, closed on April 26, 2024 and Equinox Gold issued 56,419,000 common shares for aggregate gross proceeds of $299 million
•In connection with the Term Loan, entered into gold collar contracts with an average put strike price of $2,177 per oz and an average call strike price of $2,988 per oz for a total of 279,996 ounces beginning July 2024 through to June 2026
•Extended maturity of 2019 and 2020 convertible notes:
◦Maturity date of the $139.7 million principal 5.00% convertible notes due April 12, 2024 (the “2019 Convertible Notes”) extended by six months to October 12, 2024
◦Maturity date of the $139.3 million principal 4.75% convertible notes due March 10, 2025 (the “2020 Convertible Notes”) extended by six months to September 10, 2025 and conversion price amended from $7.80 to $6.50
•Published the Company’s annual Environmental, Social & Governance (“ESG”) Report
•Announced the “Ride to Greenstone” fundraiser, a 3,634 km cycling relay commencing August 5, 2024 from Vancouver, BC to Geraldton, ON to raise money for the Geraldton District Hospital, with nearly C$1.2 million raised at the date of this MD&A
Development
•Commenced processing ore at Greenstone:
◦Ore introduced into the grinding circuit on April 6, 2024
◦Achieved first gold pour on schedule on May 22, 2024, with 16,247 oz of gold produced in Q2 2024
◦Advanced ramp-up, with commercial production expected by the end of Q3 2024

RECENT DEVELOPMENTS
•In August 2024, the Company will suspend mining at Castle Mountain for the duration of the Phase 2 permitting process; residual leaching and gold production is expected to continue through the remainder of the year
•Production and cost guidance updated to reflect the consolidation of the Company’s ownership of Greenstone, the suspension of mining at Castle Mountain until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite and the geotechnical event at Aurizona
◦Production estimated at 655,000 to 750,000 oz of gold with cash costs of $1,305 to $1,405 per oz and AISC of $1,635 to $1,735 per oz sold(2)
◦Sustaining expenditures(2) estimated at $210 million, non-sustaining expenditures estimated at $255 million

(1)Refer to note 3 of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2024 for further details.
(2)Cash costs per oz sold, AISC per oz sold, and sustaining expenditures are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Gold produced	oz	122,221	111,725	137,661	233,946	260,408
Gold sold	oz	115,423	116,504	138,094	231,927	261,389
Average realized gold price	$/oz	2,328	2,066	1,962	2,197	1,931
Cash costs per oz sold(1)(2)	$/oz	1,747	1,567	1,361	1,653	1,354
AISC per oz sold(1)(2)	$/oz	2,041	1,950	1,502	1,993	1,576
Financial data
Revenue	M$	269.4	241.3	271.6	510.8	505.7
Income from mine operations	M$	26.6	11.4	30.7	38.0	45.2
Net income (loss)	M$	283.8	(42.8)	5.4	241.0	22.8
Net income (loss) per share (basic)	$/share	0.72	(0.13)	0.02	0.67	0.07
Adjusted EBITDA(1)	M$	51.3	52.2	70.9	103.5	127.9
Adjusted net loss(1)	M$	(5.8)	(14.4)	(6.3)	(20.2)	(9.3)
Adjusted EPS(1)	$/share	(0.01)	(0.04)	(0.02)	(0.06)	(0.03)
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	167.5	125.3	174.4	167.5	174.4
Net debt(1)	M$	1,308.9	803.9	660.6	1,308.9	660.6
Operating cash flow before changes in non-cash working capital	M$	45.1	47.7	81.2	92.9	276.6
(1)Cash costs per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net loss, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2024 excludes Greenstone’s results as the mine has not yet achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)Numbers in tables throughout this MD&A may not sum due to rounding.
Gold ounces sold in Q2 2024 were 16% lower compared to Q2 2023 primarily due to 78% lower production at Aurizona, offset partially by production at Greenstone. At Aurizona, the lower production was due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. Milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba pit. In May 2024, mining commenced at the Tatajuba open pit and ore production for plant feed started in June 2024. The plant was restarted in July 2024. At Greenstone, ore was introduced into the system on April 6, 2024, the first gold pour was achieved on schedule on May 22, 2024 and the mine continued to ramp up through the Quarter.
Gold ounces sold for the six months ended June 30, 2024 were 11% lower compared to the same period in 2023 primarily due to lower production at Aurizona and Los Filos, offset partially by production at Greenstone. The lower production at Aurizona is for the reasons mentioned above. At Los Filos, the lower production was expected and is attributable to mining sequencing, with more waste stripping during Q1 2024 as compared to Q1 2023, as well as the crusher being offline for most of Q1 2024 due to planned repositioning of a portion of the conveyor.
Revenue was lower in Q2 2024 compared to Q2 2023 primarily due to a decrease in gold ounces sold, partially offset by a 19% increase in realized gold prices. The Company realized $2,328 per ounce sold in Q2 2024 generating $269.4 million in revenue, compared to $1,962 per ounce sold in Q2 2023, generating $271.6 million in revenue.
Revenue was higher for the six months ended June 30, 2024 compared to the same period in 2023 due to a 14% increase in realized gold prices, offset partially by a decrease in gold ounces sold. The Company realized $2,197 per ounce sold for the six months ended June 30, 2024 generating $510.8 million in revenue, compared to $1,931 per ounce sold in the same period of 2023, generating $505.7 million in revenue.
Cash costs per oz sold and AISC per oz sold were 28% and 36% higher in Q2 2024 compared to Q2 2023, respectively, and were 22% and 27% higher for the six months ended June 30, 2024 compared to the same period in 2023, respectively. These results were primarily driven by lower production at Aurizona and higher costs at Santa Luz. While input costs were generally lower in 2024 than in 2023, several assets have experienced temporary operating issues that have impacted the cost per ounce metrics. Aurizona had geotechnical issues that limited mining operations during the Quarter and Santa Luz worked through recovery issues in H1 2024 that impacted processing and production. Additionally, capital spend at Santa Luz was higher in the three and six months ended June 30, 2024 compared to the same periods in 2023, driven by a tailings storage facility (“TSF”) raise.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
For the three and six months ended June 30, 2024, income from mine operations was $26.6 million and $38.0 million, respectively, compared to $30.7 million and $45.2 million for the same periods in 2023, respectively. Income from mine operations for the three and six months ended June 30, 2024 benefited from the contribution of pre-commercial production from Greenstone, as well as higher income from mine operations at Mesquite driven by a higher realized gold price, offset partially by lower income from mine operations at Aurizona, Fazenda and Santa Luz. Income from mine operations was lower at Aurizona due to lower production as a result of the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues, lower at Fazenda primarily due to higher depreciation expense in 2024 compared to 2023, and lower at Santa Luz primarily due to higher operating costs for mining and processing.
The net income for Q2 2024 was $283.8 million (Q2 2023 - $5.4 million) and for the six months ended June 30, 2024 was $241.0 million (six months ended June 30, 2023 - $22.8 million). The increase in net income for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to an increase in other income, driven by a gain of $470.4 million on remeasurement of the Company’s 60% share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income. The gain on remeasurement was partially offset by a related deferred tax expense of $147.6 million on remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values. Other income for the three and six months ended June 30, 2023 was driven by gains on the change in fair value of foreign exchange contracts and a $34.5 million gain on the sale of the partial interest and reclassification of the Company’s investment in i-80 Gold Corp. (“i-80 Gold”). Net income for the three and six months ended June 30, 2024 was offset by an increase in finance expense and tax expense compared to a tax recovery in the prior year. The increase in finance expense was driven by an increase in both the amount drawn and interest rates on the Company’s credit facility, interest expense related to the gold sale prepay arrangements executed in Q1 2023 and Q2 2023, and the gold sale arrangement with Versamet Royalties Corporation (“Versamet”), formerly Sandbox Royalties Corp. (“Sandbox”), which closed in Q4 2023 (collectively, the “Gold Prepay Transactions”). The higher tax expense was primarily due to the impact of the weakening of the Brazilian Real (“BRL”) and Mexican Peso (“MXP”) on deferred tax expense in 2024 compared to the impact of the strengthening of the BRL and MXN and an inflation adjustment in Mexico in 2023.
In Q2 2024, adjusted EBITDA was $51.3 million (Q2 2023 - $70.9 million) and for the six months ended June 30, 2024 was $103.5 million (six months ended June 30, 2023 - $127.9 million). In Q2 2024, adjusted net loss was $5.8 million (Q2 2023 - $6.3 million) and for the six months ended June 30, 2024 was $20.2 million (six months ended June 30, 2023 - $9.3 million). The decrease in adjusted EBITDA in Q2 2024 compared to Q2 2023 was primarily due to the impact of an $8.8 million realized loss on gold contracts in Q2 2024 (Q2 2023 - nil) and a $0.2 million realized loss on foreign exchange contracts in Q2 2024 compared to a $9.1 million realized gain on foreign exchange contracts in Q2 2023. The decrease in adjusted EBITDA for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to the impact of a $9.8 million realized loss on gold contracts in the six months ended June 30, 2024 compared to a realized gain of $0.5 million for the same period in 2023, and higher general and administrative expense compared to the prior year. The increase in adjusted net loss for the three and six months ended June 30, 2024 compared to the same period in 2024 was also due to higher finance expense.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CONSOLIDATED OPERATIONAL AND FINANCIAL HIGHLIGHTS (CONTINUED)
Sustaining and Non-sustaining Expenditures(1)

	Three months ended				Six months ended
	June 30, 2024		June 30, 2023		June 30, 2024		June 30, 2023
$ amounts in millions	Sustaining	Non-sustaining	Sustaining	Non-sustaining	Sustaining	Non-sustaining	Sustaining	Non-sustaining
Canada
Greenstone(3)(4)	0.1	74.0	—	94.4	0.1	126.8	—	180.2
USA
Mesquite	0.7	3.1	0.5	3.3	1.5	7.2	11.2	7.9
Castle Mountain	0.9	1.1	1.2	1.7	2.4	2.4	2.6	3.1
Mexico
Los Filos	11.0	—	4.0	0.2	28.4	—	11.5	0.3
Brazil
Aurizona	5.8	0.6	5.1	1.9	20.8	2.8	16.7	3.0
Fazenda	5.0	2.2	2.9	3.2	8.4	4.9	5.0	4.7
RDM	2.3	0.5	4.1	—	3.3	6.1	8.9	—
Santa Luz	5.3	1.0	1.7	1.2	10.7	1.7	2.1	1.7
Total(2)	$31.0	$82.6	$19.5	$105.9	$75.6	$152.0	$58.0	$200.9
(1)Sustaining and non-sustaining expenditures include exploration expense and capital expenditures. Sustaining and non-sustaining expenditures exclude non-cash additions including right-of-use asset additions, capitalized interest expense and capitalized depreciation expense. Sustaining expenditures is a non-IFRS measure. See Non-IFRS Measures and Cautionary Notes.
(2)Total sustaining and non-sustaining capital expenditures for the three months ended June 30, 2024 were $26.0 million and $80.0 million, respectively (three months ended June 30, 2023 - $12.7 million and $98.1 million, respectively).
(3)For the three months ended June 30, 2024, non-sustaining expenditures at Greenstone exclude capitalized interest of $23.7 million (three months ended June 30, 2023 - $10.8 million).
(4)Non-sustaining expenditures at Greenstone reflect the Company’s 60% ownership of the project up to the date of acquisition on May 13, 2024. Following the acquisition, non-sustaining expenditures reflect the Company’s 100% ownership of the project.

2024 GUIDANCE
The Company has updated its 2024 production and cost guidance to reflect the consolidation of its ownership of Greenstone, the suspension of mining at Castle Mountain Phase 1 until Phase 2 permitting is complete, slower-than-expected recoveries at Mesquite, and the geotechnical event at Aurizona.

	Production (oz)	Cash Costs ($/oz)(1)(2)	AISC ($/oz)(1)(2)	Sustaining expenditures (M$)(1)(3)	Non-sustaining expenditures (M$)(1)(4)
Canada
Greenstone(5)	175,000 - 205,000	$690 - $790	$840 - $940	$32	$159
USA
Mesquite	55,000 - 65,000	$1,345 - $1,445	$1,410 - $1,510	$5	$60
Castle Mountain	15,000	$1,718	$1,942	$3	$4
Mexico
Los Filos	155,000 - 175,000	$1,785 - $1,885	$2,090 - $2,190	$50	$—
Brazil
Aurizona	70,000 - 80,000	$1,450 - $1,550	$2,175 - $2,275	$58	$11
Fazenda	65,000 - 70,000	$1,195 - $1,295	$1,560 - $1,660	$25	$3
Santa Luz	70,000 - 80,000	$1,495 - $1,595	$1,900 - $2,000	$21	$4
RDM	50,000 - 60,000	$1,260 - $1,360	$1,800 - $1,900	$16	$14
Total(6)	655,000 - 750,000	$1,305 - $1,405	$1,635 - $1,735	$210	$255
(1)Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes
(2)Exchange rates used to forecast 2024 cash cost and AISC per oz include a rate of BRL 5:00 to USD 1 and MXN 17.50 to USD 1
(3)Sustaining expenditures include asset retirement obligation accretion and amortization, exploration expense and capital expenditures
(4)Non-sustaining expenditures include exploration expense and capital expenditures

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

2024 GUIDANCE (CONTINUED)
(5)2024 Guidance at Greenstone reflects the Company’s 100% ownership of the project. Greenstone gold production guidance for 2024 includes all ounces expected to be produced during the pre-commercial production and commercial production periods. 2024 cash cost per ounce and AISC per ounce guidance figures are the expected costs of gold production after commercial production is achieved.
(6)Group total is the sum or average of the individual mine-level amounts. Numbers may not sum due to rounding.
In May 2024, the Company fully consolidated ownership of Greenstone with the acquisition of the remaining 40% ownership interest from its former joint venture partner. The Company’s previous production guidance for Greenstone reflected its former 60% joint venture ownership interest. To reflect the Company’s now 100% ownership of the mine, 2024 Greenstone production and sustaining and non-sustaining expenditure guidance has been increased. There is no change to 2024 cash cost and AISC guidance for Greenstone.
On February 16, 2024, the Company stated as part of its 2024 guidance that, due to an extension into fiscal 2026 of the permitting process for the 200,000 ounce per year Phase 2 expansion plan, it was reviewing the Castle Mountain Phase 1 operation. Given the increasing costs associated with contract mining, crushing and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company will suspend mining at Castle Mountain for the duration of the Phase 2 permitting process. Residual leaching and gold production is expected to continue through the remainder of 2024. The primary focus at Castle Mountain will be on advancing permitting and engineering for construction of Phase 2. Accordingly, Castle Mountain will be reported as a development project going forward.
Mesquite production guidance for 2024 was 75,000 to 85,000 ounces of gold. However, while recoverable ounces stacked in 2024 is exceeding plan, the mine is realizing slower-than-expected recoveries from the heap leach pad and guidance has been adjusted to 55,000 to 65,000 ounces of gold. Cost guidance for 2024 is unchanged with cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz. Budgeted sustaining expenditures of $5 million primarily relate to processing equipment. Non-sustaining expenditures, relating primarily to capitalized waste stripping of the Ginger pit, are expected to be $60 million. The decrease compared to original guidance is due to positive ore reconciliations in the Ginger pit, resulting in less capitalized waste stripping.
In late March 2024, due to persistent heavy rains at Aurizona, there was a displacement of material in two locations in the south wall of the Piaba pit and mining of that pit was suspended. The plant processed stockpiled ore through April and mining of the Tatajuba deposit, which was originally planned to start in Q4 2024, commenced in May. The plant was idle for May and June and restarted in July. Most of the ore feed for the remainder of 2024 will come from Tatajuba.
As a result of the impact of the geotechnical event, production guidance for 2024 has been reduced from 110,000 to 120,000 ounces of gold to 70,000 to 80,000 ounces of gold with cash costs of $1,450 to $1,550 per oz and AISC of $2,175 to $2,275 per oz. Updated projections of sustaining expenditures at Aurizona are $58 million in 2024, primarily relating to capitalized waste stripping. Updated projections of non-sustaining expenditures at Aurizona of $11 million in 2024 primarily relate to infrastructure and engineering for planned underground development.
AISC cost guidance for Santa Luz has been increased to $1,900 to $2,000 per oz, reflecting higher anticipated sustaining expenditures of $21 million in 2024, primarily relating to capitalized waste stripping and additional plant equipment upgrades.
RDM sustaining expenditures decreased compared to original guidance due to lower anticipated sustaining expenditures related to the new rental fleet.
Guidance for the other mines remains as originally disclosed on February 16, 2024. After the updates, consolidated production for 2024 is forecast at 655,000 to 750,000 oz of gold (compared to the original forecast of 660,000 to 750,000 oz of gold).
As disclosed on February 16, 2024, cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. The Los Filos team is in a dialogue process with the three communities where the mine is located, with the goal of reaching new land access agreements with each of them in a collaborative and transparent way. These new agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new CIL processing plant. If the Company is unable to satisfactorily complete these agreements, the Company will re-evaluate the current operation and may elect to cease operations. Accordingly, Los Filos production and cost guidance for 2024 remains subject to change.
The Company may revise guidance during the year to reflect changes to expected results.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

OPERATIONS
Mesquite Gold Mine, California, USA
Mesquite is an open pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined and stacked on leach pad	kt	2,360	2,786	4,116	5,146	5,544
Waste mined	kt	11,621	11,909	8,354	23,530	21,712
Open pit strip ratio	w:o	4.92	4.27	2.03	4.57	3.92
Average gold grade stacked to leach pad	g/t	0.29	0.35	0.47	0.32	0.41
Gold produced	oz	17,607	22,025	21,374	39,632	37,779
Gold sold	oz	17,590	23,783	21,341	41,373	37,747
Financial data
Revenue(2)	M$	41.1	49.0	41.9	90.0	73.3
Cash costs(1)	M$	21.9	27.4	24.8	49.3	43.4
Sustaining capital(1)	M$	—	—	0.2	—	10.3
Sustaining lease payments	M$	—	—	—	—	—
Reclamation expenses	M$	0.7	0.8	0.4	1.5	0.9
Total AISC(1)	M$	22.6	28.2	25.4	50.8	54.6
AISC contribution margin(1)	M$	18.5	20.7	16.6	39.2	18.7
Non-sustaining expenditures	M$	3.1	4.1	3.3	7.2	7.9
Unit analysis
Realized gold price per oz sold	$/oz	2,335	2,059	1,964	2,176	1,942
Cash costs per oz sold(1)	$/oz	1,245	1,153	1,164	1,192	1,149
AISC per oz sold(1)	$/oz	1,283	1,188	1,188	1,229	1,446
Mining cost per tonne mined	$/t	1.34	1.37	1.66	1.35	1.46
Processing cost per tonne processed	$/t	5.40	4.50	3.13	4.91	4.24
G&A cost per tonne processed	$/t	1.97	2.10	0.97	2.04	1.25
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In Q2 2024, ounces produced were 18% lower at an 8% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 5% higher at a 15% lower AISC per oz sold compared to the same period in 2023. In Q2 2024, ounces sold were 18% lower and the average realized gold price was 19% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 10% higher and the average realized gold price was 12% higher compared to the same period in 2023.
Production was lower in Q2 2024 compared to Q2 2023 as Q2 2024 had approximately 60% fewer recoverable ounces stacked on the leach pad compared to the prior period, as mining was focused on waste stripping at the Ginger pit in Q2 2024. Production was higher for the six months ended June 30, 2024 compared to the same period in 2023 due to the impact of ounces stacked in H2 2023 from Vista East phase three pit which were produced in H1 2024. Total tonnes mined in Q2 2024 were similar to Q2 2023; however, ore tonnes mined were 43% lower compared to Q2 2023 due to the focus on Ginger waste stripping. The strip ratio in Q2 2024 was 4.92 compared to 2.03 in Q2 2023. Total tonnes mined for the six months ended June 30, 2024 were 5% higher compared to the same period in 2023, while ore tonnes mined were 7% lower and the strip ratio was 17% higher, reflecting the higher waste tonnes mined related to waste stripping at the Ginger pit.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Mining unit costs were lower for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to shorter waste hauls from the Ginger pit. Processing unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to fewer tonnes placed in H1 2024 and higher lime consumption, reflecting the increase in non-oxide ore stacked in 2024. G&A unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to fewer tonnes stacked in 2024.
Cash costs per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to the impact of fewer ounces stacked on the heap leach pad in 2024. AISC per oz sold was higher in Q2 2024 compared to Q2 2023 due to the impact of higher cash costs per oz sold. AISC per oz sold was lower for the six months ended June 30, 2024 compared to the same period in 2023 primarily due to higher capitalized stripping costs in Q1 2023.
There were no sustaining capital expenditures for the three and six months ended June 30, 2024. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $3.1 million and $7.2 million, respectively, primarily related to lease payments for haul trucks, capitalized stripping in the Ginger pit, and capitalized exploration drilling costs.
Exploration and Development
In Q2 2024, exploration work at Mesquite included a 4,970 meter (“m”) step-out reverse circulation (“RC”) drill program designed to test for extensions of the Ginger deposit, primarily to the north and west, and ongoing geological mapping of the main open pits to enhance the geological model. Exploration expenditures at Mesquite for the three and six months ended June 30, 2024 were $0.3 million and $1.1 million, respectively.
Outlook
Mesquite production guidance for 2024 was originally 75,000 to 85,000 ounces of gold. However, while recoverable ounces stacked in 2024 is exceeding plan, the mine is realizing slower-than-expected recoveries from the heap leach pad and guidance has been adjusted to 55,000 to 65,000 ounces of gold. Cost guidance for 2024 is unchanged with cash costs of $1,345 to $1,445 per oz and AISC of $1,410 to $1,510 per oz. Budgeted sustaining expenditures of $5 million primarily relate to processing equipment. Non-sustaining expenditures that primarily relate to capitalized waste stripping of the Ginger pit are expected to be $60 million.
For the remainder of 2024, mining at Mesquite remains focused on waste stripping the Ginger pit, which is expected to deliver most of the ounces in 2025. Additional ore is expected to come from rehandling and leaching the previously leached Old Vista pad material. Efforts to establish additional Mineral Reserves through exploration and resource drilling are expected to continue and the Company will also continue the permitting required to enable mine life extensions beyond 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and commenced Phase 1 operations in Q4 2020. In 2021, Equinox Gold completed a feasibility study for a Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually. In March 2022, the Company applied to amend existing permits to accommodate the Phase 2 expansion, as described in Development Projects. In August 2024, the Company announced its decision to suspend Phase 1 operations at Castle Mountain for the duration of Phase 2 permitting. While residual leaching is expected to continue for the remainder of 2024, going forward Castle Mountain will be reported as a development project.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined and stacked to leach pad	kt	1,118	838	1,312	1,956	2,389
Waste mined	kt	800	1,154	445	1,954	1,121
Open pit strip ratio	w:o	0.72	1.38	0.34	1.00	0.47
Average gold grade stacked to leach pad	g/t	0.34	0.32	0.33	0.33	0.31
Gold produced	oz	6,148	4,716	6,167	10,864	10,622
Gold sold	oz	6,148	4,716	6,167	10,864	10,622
Financial data
Revenue(2)	M$	14.4	10.0	12.0	24.4	20.5
Cash costs(1)	M$	7.8	10.9	8.6	18.7	14.1
Sustaining capital(1)	M$	—	0.3	—	0.3	0.3
Sustaining lease payments	M$	0.7	1.0	1.0	1.8	2.0
Sustaining exploration expenditures	M$	0.1	0.1	0.0	0.2	0.0
Reclamation expenses	M$	0.1	0.1	0.1	0.2	0.2
Total AISC(1)	M$	8.7	12.4	9.7	21.2	16.6
AISC contribution margin(1)	M$	5.6	(2.4)	2.3	3.3	3.8
Non-sustaining expenditures	M$	1.1	1.3	1.7	2.4	3.1
Unit analysis
Realized gold price per oz sold	$/oz	2,338	2,118	1,945	2,242	1,934
Cash costs per oz sold(1)	$/oz	1,270	2,303	1,389	1,718	1,328
AISC per oz sold(1)	$/oz	1,424	2,618	1,577	1,942	1,573
Mining cost per tonne mined	$/t	3.17	3.26	3.25	3.22	3.27
Processing cost per tonne processed	$/t	8.36	9.27	5.86	8.75	5.64
G&A cost per tonne processed	$/t	2.40	2.91	1.78	2.62	1.81
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In Q2 2024, ounces produced were in line with Q2 2023 at a 10% lower AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 2% higher at a 23% higher AISC compared to the same period in 2023. In Q2 2024, ounces sold were in line with Q2 2023 and the average realized gold price was 20% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 2% higher and the average realized gold price was 16% higher compared to the same period in 2023.
Production for the three and six months ended June 30, 2024 was consistent with the same periods in 2023, with similar rates of mining and processing. Strip ratios have increased in 2024 compared to the same periods in 2023 due to an increase in mining cut-off grades, reflecting higher operational costs.
Mining unit costs for the three and six months ended June 30, 2024 were consistent with the same periods in 2023. Process unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to a higher proportion of ore tonnes crushed and agglomerated in 2024 (H1 2023 60% crushed, H1 2024 90% crushed), which

Management’s Discussion and Analysis For the three and six months ended June 30, 2024 results in higher unit costs compared to stacking run-of-mine (“ROM”) ore, in addition to lower total tonnes processed and higher processing contractor costs. G&A unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to fewer total ore tonnes processed.
Cash costs per oz sold were lower in Q2 2024 compared to Q2 2023 primarily due to a $2.5 million ($408 per oz sold) reversal of a write-down of inventories to net realizable value (“NRV”) recognized in Q1 2024, driven by an increase in gold prices in Q2 2024. Cash costs per oz sold were higher for the six months ended June 30, 2024 compared to the same period in 2023 due to an increase in mining, processing and G&A unit costs described above. AISC per oz sold was lower in Q2 2024 compared to Q2 2023 primarily due to the lower cash cost per oz sold. AISC per oz sold was higher for the six months ended June 30, 2024 compared to the same period in 2023 driven by the higher unit operating costs noted above.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were nil and $0.3 million for capitalized exploration. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $1.1 million and $2.4 million, respectively, primarily related to Phase 2 permitting and engineering.
Exploration and Development
There was no exploration drilling at Castle Mountain in Q2 2024, nor is any planned for the year. A surface exploration program of geological mapping and channel sampling is expected to commence in Q3 2024, with the primary goal to sample previously identified mineralization exposed on surface so those data can be used in future Mineral Resource estimation. Exploration expenditures at Castle Mountain for the three and six months ended June 30, 2024 were $0.1 million and $0.5 million, respectively.
Outlook
On February 16, 2024, the Company stated as part of its 2024 guidance that, due to an extension into fiscal 2026 of the permitting process for the 200,000 ounce per year Phase 2 plan, it was reviewing the Castle Mountain Phase 1 operation. Given the increasing costs associated with contract mining, crushing and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company will suspend mining at Castle Mountain for the duration of the Phase 2 permitting process. Residual leaching and gold production is expected to continue through the remainder of the year. The primary focus at Castle Mountain will be on advancing permitting and engineering for construction of Phase 2. Accordingly, Castle Mountain will be reported as a development project going forward.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Los Filos Gold Mine, Guerrero, Mexico
Los Filos is located in Guerrero State, Mexico, and commenced production in 2008. Mining operations in 2024 involve three open pits (Los Filos, Bermejal and Guadalupe) and one underground mine (Los Filos). Crushed and ROM ore from the various deposits is processed by heap leaching.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined - open pit	kt	2,289	895	3,216	3,184	5,616
Waste mined - open pit	kt	8,846	10,044	12,150	18,890	23,397
Open pit strip ratio	w:o	3.86	11.22	3.78	5.93	4.17
Average open pit gold grade	g/t	0.67	0.55	0.79	0.63	0.85
Ore mined - underground	kt	197	151	111	349	233
Average underground gold grade	g/t	2.49	3.13	3.20	2.76	3.28
Tonnes processed	kt	2,538	963	3,284	3,501	5,857
Ore re-handled for secondary leaching	kt	1,467	1,240	—	2,707	—
Gold produced	oz	37,430	23,955	37,831	61,386	77,406
Gold sold	oz	35,040	26,315	38,683	61,355	78,295
Financial data
Revenue(2)	M$	81.0	53.9	75.8	134.9	150.6
Cash costs(1)	M$	68.7	46.3	61.8	115.0	121.5
Sustaining capital(1)	M$	9.9	16.5	3.2	26.4	9.8
Sustaining lease payments	M$	0.2	0.1	—	0.3	0.1
Sustaining exploration expenditures	M$	0.1	0.1	—	0.2	—
Reclamation expenses	M$	0.8	0.7	0.8	1.4	1.6
Total AISC(1)	M$	79.7	63.8	65.8	143.5	133.0
AISC contribution margin(1)	M$	1.3	(9.9)	10.0	(8.6)	17.7
Non-sustaining expenditures	M$	—	—	0.2	—	0.3
Unit analysis
Realized gold price per oz sold	$/oz	2,311	2,048	1,960	2,198	1,924
Cash costs per oz sold(1)	$/oz	1,961	1,761	1,597	1,875	1,552
AISC per oz sold(1)	$/oz	2,274	2,424	1,701	2,338	1,698
Mining cost per tonne mined - open pit	$/t	1.89	1.96	1.79	1.93	1.87
Mining cost per tonne mined - underground	$/t	96.66	97.42	108.04	96.99	118.99
Processing cost per tonne processed	$/t	6.52	9.58	7.60	7.60	8.17
G&A cost per tonne processed	$/t	2.24	4.52	3.29	3.05	3.08
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In Q2 2024, ounces produced were 1% lower at a 34% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 21% lower at a 38% higher AISC compared to the comparative period in 2023. In Q2 2024, ounces sold were 9% lower compared to Q2 2023 and the average realized gold price was 18% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 22% lower and the average realized gold price was 14% higher compared to the comparative period in 2023.
Production in Q2 2024 was consistent with Q2 2023. Production for the six months ended June 30, 2024 decreased compared to the same periods in 2023 as Q1 2024 was primarily focused on waste stripping and a planned relocation of the conveyor on the heap leach pad resulted in the crusher being offline for much of Q1 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Open pit mining unit costs for the three and six months ended June 30, 2024 were mostly in line compared to the same periods in 2023. Underground mining unit costs decreased for the three and six months ended June 30, 2024 compared to the same periods in 2023. In Q1 2023, underground mining unit costs were higher due to higher-cost Bermejal underground development, and in 2024, unit costs have decreased due to optimization efforts. Processing unit costs decreased for the three and six months ended June 30, 2024 compared to the same periods in 2023 as the crusher and conveyor were offline for approximately 70% of Q1 2024 as planned, during which time the site reprocessed 2.7 million tonnes of material and reprocessing has a lower unit cost than primary crush and agglomeration. G&A unit costs increased for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to 40% fewer tonnes processed in 2024.
Cash costs per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to fewer recoverable ounces stacked. The increase in AISC per oz sold for the three and six months ended June 30, 2024 compared to the same periods in 2023 is due to the higher cash costs per oz sold and an increase in sustaining spend in 2024 due to increased spend related to stripping in the Bermejal, Guadalupe and Los Filos open pits.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were $9.9 million and $26.4 million, respectively, primarily related to Bermejal, Guadalupe and Los Filos open pit capitalized stripping and Los Filos underground development. Non-sustaining expenditures for the three and six months ended June 30, 2024 were nil.
Exploration and Development
Exploration drilling at Los Filos during Q2 2024 included 2,139 m of infill core drilling in the Los Filos open pit area and 2,169 m of step-out drilling in the Los Filos underground. Year-to-date totals of 4,122 m for the open pit area and 2,812 m for the underground represent 65% of the planned 2024 drilling. In addition to the drill programs, a major core re-logging exercise is ongoing and an additional 676 m of previously unsampled historical core was sampled during Q1 2024. Year-to-date sampling from the re-logging program was 2,631 m. Exploration expenditures at Los Filos in the three and six months ended June 30, 2024 were $2.2 million and $3.4 million, respectively.
Outlook
Los Filos production guidance for 2024 is 155,000 to 175,000 ounces of gold with cash costs of $1,785 to $1,885 per oz and AISC of $2,090 to $2,190 per oz.
Budgeted sustaining expenditures at Los Filos for 2024 of $50 million include $15 million for Bermejal open pit development, $8 million for Los Filos open pit development, $5 million for Guadalupe open pit development, $3 million for Los Filos North underground development, $7 million for processing equipment and $5 million for exploration. There were no non-sustaining expenditures budgeted for Los Filos in 2024.
Currently, Los Filos operates as an open pit and underground mining operation with all ore being processed on a heap leach facility. To ensure the long-term viability of the mine and maximize the value of the gold endowment at Los Filos, a carbon-in-leach (“CIL”) plant is needed to increase gold recovery from higher-grade ore from both underground and open pit deposits.
Cost and production guidance for Los Filos is subject to the successful execution of new social and land access agreements with local community stakeholders and landowners. The Los Filos team is in a collaborative dialogue process with the three communities where the mine is located, with the goal of reaching new land access agreements with each community. New agreements are necessary to help ensure the long-term economic and investment viability of the mine, including the addition of a new 10,000 tpd CIL processing plant. If the Company is unable to satisfactorily complete new agreements, the Company will re-evaluate the current operation and may elect to cease operations. Accordingly, Los Filos production and cost guidance for 2024 is subject to change.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open pit gold mine located in northeastern Brazil. Aurizona commenced production in July 2019 and ore from the Piaba, Piaba East and Tatajuba open pits is processed in a CIL process plant. The Company is advancing permitting, exploration and studies related to an expansion that is expected to extend the mine life and increase annual gold production with development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined	kt	125	86	701	211	1,139
Waste mined	kt	2,380	3,641	3,953	6,021	7,466
Open pit strip ratio	w:o	19.01	42.26	5.64	28.49	6.56
Tonnes processed	kt	131	803	831	934	1,699
Average gold grade processed	g/t	0.86	1.04	1.19	1.02	1.09
Recovery	%	89.4	90.2	91.0	90.1	91.0
Gold produced	oz	6,309	23,857	28,537	30,166	54,337
Gold sold	oz	7,535	24,506	28,740	32,041	55,279
Financial data
Revenue(2)	M$	17.8	50.6	56.7	68.4	107.1
Cash costs(1)	M$	18.9	33.3	34.8	52.3	66.6
Sustaining capital(1)	M$	5.1	14.0	4.3	19.1	15.2
Sustaining lease payments	M$	0.4	0.4	0.5	0.8	0.9
Reclamation expenses	M$	0.3	0.5	0.3	0.8	0.6
Total AISC(1)	M$	24.7	48.2	39.9	73.0	83.3
AISC contribution margin(1)	M$	(7.0)	2.3	16.8	(4.7)	23.8
Non-sustaining expenditures	M$	0.6	2.2	1.9	2.8	3.0
Unit analysis
Realized gold price per oz sold	$/oz	2,358	2,065	1,973	2,134	1,938
Cash costs per oz sold(1)	$/oz	2,514	1,360	1,211	1,631	1,205
AISC per oz sold(1)	$/oz	3,280	1,973	1,390	2,280	1,507
Mining cost per tonne mined	$/t	2.93	4.04	3.73	3.59	3.56
Processing cost per tonne processed	$/t	44.12	11.72	12.47	16.26	12.34
G&A cost per tonne processed	$/t	26.80	5.58	4.43	8.55	4.73
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In late March 2024, due to persistent heavy rains in Maranhão, Brazil, there was a displacement of material in two locations in the south wall of the Piaba pit. As a result of this geotechnical event, access to the Piaba pit has been restricted and mining of Piaba has been paused while the Company implements a remediation plan to ensure safe mining of the pit.
Milling and gold production continued from the existing ore stockpile until the end of April 2024. During Q2 2024, the plant was idle for eight weeks while mining transitioned to the Tatajuba deposit, from which mining was originally planned for Q4 2024. In May 2024, mining commenced at the Tatajuba open pit. The plant was restarted in July 2024 and most of the ore feed for the remainder of 2024 will be from Tatajuba. A revised mine plan incorporates the Tatajuba, Boa Esperança and Piaba pits.
Production was lower for the three and six months ended June 30, 2024 compared to the same periods in 2023 resulting from the suspension of mining the Piaba pit and the plant being idle for May and June. Expectations for the remainder of the year are discussed in the Outlook section below.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
In Q2 2024, ounces produced were 78% lower at a 136% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 44% lower at a 51% higher AISC compared to the same period in 2023. In Q2 2024, ounces sold were 74% lower and the average realized gold price was 19% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 42% lower and the average realized gold price was 10% higher compared to the comparative period in 2023.
Mining unit costs were lower in Q2 2024 compared to Q2 2023 as mining activity was focused on waste stripping which has shorter, less costly hauls than ore hauls which are deeper in the pit. Processing unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to lower volumes of ore processed.
Cash costs and AISC per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to the impact of a partial suspension of operations beginning in April 2024.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were $5.1 million and $19.1 million, respectively, primarily related to capitalized stripping and completion of construction of a new tailings storage facility (“TSF”), which is now in use. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $0.6 million and $2.8 million, respectively, primarily related to engineering studies for the planned underground portal and decline for underground development drilling and construction of the Tatajuba waste dump.
Exploration and Development
Although impacted by heavy rains, exploration drilling activities continued in Q2 2024 with the primary focus on high potential regional targets. A total of 1,906 m of core drilling was carried out on regional exploration targets during the Quarter, bringing the year-to-date total for regional drilling to 5,161 m. Drilling during Q1 2024 included 1,838 m of resource delineation of the western extension of the Tatajuba deposit. Excluding the impact of the reclassification of certain exploration expenditures to the Corporate segment, exploration expenditures at Aurizona in the three and six months ended June 30, 2024 were nil and $0.8 million, respectively.
Outlook
Aurizona production guidance for 2024 was originally 110,000 to 120,000 ounces of gold, with cash costs of $1,070 to $1,170 per oz and AISC of $1,575 to $1,675 per oz.
As a result of the impact of the geotechnical event, production guidance for 2024 has been updated to 70,000 to 80,000 ounces of gold with cash costs of $1,450 to $1,550 per oz and AISC of $2,175 to $2,275 per oz. Updated projections of sustaining expenditure at Aurizona are $58 million in 2024, primarily relating to capitalized waste stripping. Updated projections of non-sustaining expenditures at Aurizona of $11 million in 2024 primarily relate to infrastructure and engineering for the underground development.
The Company is performing remediation activities and an updated geotechnical assessment of the Piaba pit and nearby infrastructure. Revised mine plans are being prepared and the Company will assess whether there is an indicator of impairment and a requirement to perform an impairment test for the Aurizona mine.
The Company is advancing plans for an expansion at Aurizona, as discussed in the Development Projects section.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Fazenda Gold Mine, Bahia, Brazil
Fazenda is located in Bahia State, Brazil and has been in operation since 1984. Fazenda is primarily an underground operation complemented with production from several small open pits.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined - open pit	kt	138	127	163	265	284
Waste mined - open pit	kt	1,570	1,429	1,489	2,999	3,045
Open pit strip ratio	w:o	11.38	11.22	9.16	11.30	10.73
Average open pit gold grade	g/t	1.25	1.10	1.47	1.18	1.49
Ore mined - underground	kt	146	158	188	304	380
Average underground gold grade	g/t	1.77	1.78	1.58	1.78	1.64
Ore mined - total	kt	284	285	350	569	664
Tonnes processed	kt	363	364	359	727	696
Average gold grade processed	g/t	1.35	1.36	1.51	1.35	1.54
Recovery	%	91.3	89.8	89.6	90.5	90.3
Gold produced	oz	14,178	14,402	15,479	28,580	31,164
Gold sold	oz	14,219	14,483	15,401	28,702	31,413
Financial data
Revenue(2)	M$	33.2	30.2	30.2	63.4	60.2
Cash costs(1)	M$	21.7	21.9	20.0	43.6	38.4
Sustaining capital(1)	M$	4.3	2.8	2.3	7.1	3.9
Sustaining lease payments	M$	0.5	0.4	0.4	0.9	0.7
Reclamation expenses	M$	0.2	0.2	0.2	0.4	0.3
Total AISC(1)	M$	26.7	25.3	22.9	52.0	43.3
AISC contribution margin(1)	M$	6.6	4.9	7.3	11.5	16.8
Non-sustaining expenditures	M$	2.2	2.7	3.2	4.9	4.7
Unit analysis
Realized gold price per oz sold	$/oz	2,337	2,085	1,958	2,210	1,917
Cash costs per oz sold(1)	$/oz	1,526	1,510	1,296	1,518	1,223
AISC per oz sold(1)	$/oz	1,876	1,745	1,487	1,810	1,381
Mining cost per tonne mined - open pit	$/t	2.42	2.30	2.43	2.36	2.34
Mining cost per tonne mined - underground	$/t	38.50	39.65	35.67	39.10	34.18
Processing cost per tonne processed	$/t	12.81	12.97	14.64	12.89	14.42
G&A cost per tonne processed	$/t	7.09	7.11	6.22	7.10	6.49
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
Fazenda reported a fatality in the underground portion of the mine during the Quarter. Operations were suspended for four days, during which safety refresher training for the site’s workforce was conducted. Equinox Gold has provided its full support to the individual’s family and the relevant authorities.
In Q2 2024, ounces produced were 8% lower at a 26% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 8% lower at a 31% higher AISC compared to the same period in 2023. In Q2 2024, ounces sold were 8% lower and the average realized gold price was 19% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 9% lower and the average realized gold price was 15% higher compared to the same period in 2023.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Production was lower for the three and six months ended June 30, 2024 compared to the same periods in 2023 mainly due to lower grades from open pit mining driven by mine sequencing, and lower underground tonnes mined as a result of slow development rates. These issues resulted in lower grade processed, offset partially by higher tonnes processed through the mill.
Open pit mining unit costs for the three and six months ended June 30, 2024 were in line compared to the same periods in 2023. Underground mining unit costs were higher in the three and six months ended June 30, 2024 compared to the same periods in 2023 due to increased labour costs as the result of renegotiated contracts, in addition to fewer underground ore tonnes mined due to equipment availability. Additional equipment was brought onsite at the beginning of Q3 2024, which is expected to enable increased underground production volumes. Processing unit costs were lower in the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to higher ore tonnes processed.
Cash costs per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to lower production as the result of delays in accessing higher grade ore tonnes in the open pit and underground. AISC per oz sold was higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to higher cash costs per oz sold, as well as higher sustaining capital spend.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were $4.3 million and $7.1 million, respectively, primarily related to underground development, mining mobile equipment and a TSF raise. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $2.2 million and $4.9 million, respectively, primarily related to underground development and exploration.
Exploration and Development
In Q2 2024, the Company drilled 13,297 m of core focused on mineral reserve replacement in the immediate underground mine area, bringing the year-to-date total to 28,819 m. Surface exploration drilling ramped up during the Quarter and 1,240 m of core and 3,989 m of RC was drilled, predominantly on several brownfield targets. Exploration expenditures at Fazenda for the three and six months ended June 30, 2024 were $1.9 million and $3.8 million, respectively.
Outlook
Fazenda’s production guidance for 2024 is 65,000 to 70,000 ounces of gold, with cash costs of $1,195 to $1,295 per oz and AISC of $1,560 to $1,660 per oz. While cost performance in the six months ended June 30, 2024 shows cost metrics higher than guidance, Fazenda is expected to be within 2024 cost guidance.
Budgeted sustaining expenditures at Fazenda of $25 million in 2024 are primarily $6 million for underground development, $7 million for equipment acquisition and $5 million for exploration.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
RDM Gold Mine, Minas Gerais, Brazil
RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three and six months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined	kt	446	85	469	531	672
Waste mined	kt	2,890	2,205	2,472	5,095	4,815
Open pit strip ratio	w:o	6.49	25.97	5.27	9.60	7.17
Ore rehandled	kt	185	179	226	364	412
Tonnes processed	kt	612	597	654	1,209	1,050
Average gold grade processed	g/t	0.67	0.62	0.73	0.64	0.65
Recovery	%	86.1	88.5	88.0	87.3	88.5
Gold produced	oz	10,675	10,932	12,951	21,608	19,293
Gold sold	oz	10,870	11,125	12,904	21,995	18,928
Financial data
Revenue(2)	M$	25.4	23.0	25.2	48.3	36.7
Cash costs(1)	M$	17.0	19.0	16.0	36.0	25.4
Sustaining capital(1)	M$	1.8	0.4	1.3	2.2	4.1
Sustaining lease payments	M$	0.2	0.5	2.5	0.7	4.4
Reclamation expenses	M$	0.2	0.2	0.2	0.4	0.4
Total AISC(1)	M$	19.2	20.1	20.0	39.3	34.3
AISC contribution margin(1)	M$	6.1	2.9	5.2	9.0	2.4
Care and maintenance	M$	—	—	—	—	1.0
Non-sustaining expenditures	M$	0.5	5.6	—	6.1	—
Unit analysis
Realized gold price per oz sold	$/oz	2,333	2,065	1,956	2,198	1,938
Cash costs per oz sold(1)	$/oz	1,566	1,709	1,239	1,638	1,340
AISC per oz sold(1)	$/oz	1,774	1,801	1,553	1,788	1,812
Mining cost per tonne mined	$/t	3.09	3.11	2.91	3.10	2.74
Processing cost per tonne processed	$/t	11.15	12.51	11.39	11.82	12.43
G&A cost per tonne processed	$/t	3.40	3.80	2.34	3.60	3.49
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In Q2 2024, ounces produced were 18% lower at a 14% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 12% higher at a 1% lower AISC compared to the same period in 2023. In Q2 2024, ounces sold were 16% lower and the average realized gold price was 19% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 16% higher and the average realized gold price was 13% higher compared to the same period in 2023.
Production decreased in Q2 2024 compared to Q2 2023 due to lower grades from ore stockpiles due to a delay in license approval to access higher grade material. Production was higher in the six months ended June 30, 2024 compared to the same period in 2023 due to a delay in receiving a license in Q1 2023, which meant the Company was unable to process ore until the third week of January 2023 and instead processed primarily low-grade stockpiles.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Mining unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to lower availability of the rental fleet, lower productivity of the mining contractor, and maintenance expenses associated with the owner-operated fleet. Productivity is expected to improve in future quarters with the replacement of the rental fleet. Processing unit costs were lower in Q2 2024 compared to Q2 2023 due to lower power costs. Processing unit costs were lower for the six months ended June 30, 2024 compared to the same period in 2023 due to lower power costs and higher ore tonnes processed. G&A unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to higher shared regional costs, which are allocated based on revenue.
Cash costs per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to higher mining unit costs for the reasons mentioned above. AISC per oz sold was higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 mainly due to higher cash costs per oz sold.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were $1.8 million and $2.2 million, respectively, related to mining equipment. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $0.5 million and $6.1 million, respectively, related to capitalized stripping.
Exploration and Development
No exploration drilling occurred at RDM in Q2 2024. In April 2024, RDM received the permit for construction of a dry stack TSF, which is expected to be completed in August 2024.
Outlook
RDM production guidance for 2024 is 50,000 to 60,000 ounces of gold, with cash costs of $1,260 to $1,360 per oz and AISC of $1,800 to $1,900 per oz.
Sustaining expenditures at RDM of $16 million in 2024 include $5 million for construction of a dry stack TSF and $9 million of equipment expenditures. Budgeted sustaining expenditures decreased compared to original guidance due to lower anticipated sustaining expenditures related to the new rental fleet. Budgeted non-sustaining expenditures of $14 million in 2024 relate primarily to capitalized stripping.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Santa Luz Gold Mine, Bahia, Brazil
Santa Luz is an open pit gold mine located in Bahia State, Brazil. Santa Luz poured first gold on March 30, 2022 and achieved commercial production effective October 1, 2022.
Operating and financial results for the three months ended June 30, 2024

		Three months ended			Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Ore mined	kt	462	391	488	852	1,250
Waste mined	kt	2,671	2,832	2,375	5,504	5,444
Open pit strip ratio	w:o	5.79	7.25	4.87	6.46	4.36
Tonnes processed	kt	519	526	513	1,045	1,047
Average gold grade processed	g/t	1.34	1.19	1.33	1.27	1.30
Recovery	%	60.3	53.9	67.1	57.3	64.9
Gold produced	oz	13,627	11,836	15,321	25,463	29,806
Gold sold	oz	13,664	11,575	14,856	25,239	29,105
Financial data
Revenue(2)	M$	32.0	24.1	29.2	56.1	56.1
Cash costs(1)	M$	27.5	23.8	22.0	51.3	44.5
Sustaining capital(1)	M$	4.9	5.0	1.4	9.8	1.4
Sustaining lease payments	M$	0.1	0.1	0.1	0.2	0.1
Reclamation expenses	M$	0.3	0.3	0.3	0.6	0.5
Total AISC(1)	M$	32.8	29.2	23.8	61.9	46.5
AISC contribution margin(1)	M$	(0.8)	(5.0)	5.5	(5.8)	9.7
Non-sustaining expenditures	M$	1.0	0.8	1.2	1.7	1.7
Unit analysis
Realized gold price per oz sold	$/oz	2,342	2,083	1,963	2,223	1,928
Cash costs per oz sold(1)	$/oz	2,012	2,053	1,480	2,031	1,529
AISC per oz sold(1)	$/oz	2,399	2,519	1,592	2,454	1,601
Mining cost per tonne mined	$/t	2.98	3.14	2.72	3.06	2.96
Processing cost per tonne processed	$/t	29.10	23.83	23.03	26.45	24.61
G&A cost per tonne processed	$/t	4.35	4.44	4.71	4.40	5.32
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
Q2 2024 Analysis
Production
In Q2 2024, ounces produced were 11% lower at a 51% higher AISC per oz sold compared to Q2 2023. For the six months ended June 30, 2024, ounces produced were 15% lower at a 53% higher AISC compared to the same period in 2023. In Q2 2024, ounces sold were 8% lower and the average realized gold price was 19% higher compared to Q2 2023. For the six months ended June 30, 2024, ounces sold were 13% lower and the average realized gold price was 15% higher compared to the same period in 2023.
Production was lower for the three and six months ended June 30, 2024 compared to the same periods in 2023 primarily due to lower recoveries. Processing challenges were encountered in the first half of 2024 and the plant had increased down time related to modifications for the detox, adsorption/desorption/recovery (“ADR”) and electrowinning circuits. The team continues to work through planned optimization initiatives, including the installation in late June 2024 of a new trunnion and a desliming circuit.
Mining unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to contractor cost inflation. Processing unit costs were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to an increase in consumables and maintenance costs. G&A unit costs were lower for the three and six months ended June 30, 2024 compared to the same periods in 2023 driven by a decrease in shared regional costs, which are allocated based on revenue.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024
Cash costs per oz sold were higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 mainly due to lower production. AISC per oz sold was higher for the three and six months ended June 30, 2024 compared to the same periods in 2023 due to higher cash costs per oz sold, in addition to higher sustaining capital spend driven by higher capitalized stripping.
Sustaining capital expenditures for the three and six months ended June 30, 2024 were $4.9 million and $9.8 million, respectively, related to capitalized waste stripping and a TSF raise. Non-sustaining expenditures for the three and six months ended June 30, 2024 were $1.0 million and $1.7 million, respectively, primarily related to exploration.
Exploration and Development
The 2024 surface exploration program at Santa Luz ramped up in Q2 2024 with the completion of 2,514 m of core drilling and 2,828 m of RC drilling on priority regional targets. Exploration expenditures at Santa Luz for the three and six months ended June 30, 2024 were $1.0 million and $1.7 million, respectively.
Outlook
The focus at Santa Luz in 2024 is on improving steady state plant throughput to achieve design capacity of 2.7 million tonnes per year and increasing recoveries, with the objective of achieving recoveries of 73% or more for the second half of 2024. In addition to modifications to the detox, ADR and electrowinning circuits, Santa Luz installed a new trunnion on the SAG mill and desliming circuit in late June 2024. The new trunnion is expected to increase SAG mill throughput by up to 10%. The addition of a desliming circuit is intended to remove a portion of the total organic carbon from ore feed and is expected to result in an overall improvement in recovery of up to 6%. The desliming circuit will be commissioned during Q3 2024.
Santa Luz production guidance for 2024 is 70,000 to 80,000 ounces of gold, with cash costs of $1,495 to $1,595 per oz and AISC of $1,900 to $2,000 per oz.
Projected sustaining expenditures at Santa Luz of $21 million in 2024 relate primarily to a $7 million TSF raise, as well as the new trunnion and desliming circuit. The increase is primarily due to capitalized waste stripping and additional plant equipment upgrades. Budgeted non-sustaining expenditures of $4 million in 2024 relate primarily to exploration.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

DEVELOPMENT PROJECTS
Greenstone Project, Ontario, Canada
The Company acquired its initial 60% interest in Greenstone in April 2021 and construction was advanced as a joint operation with Equinox Gold holding 60% and Orion holding the remaining 40% interest. On May 13, 2024, Equinox Gold acquired Orion’s 40% interest to consolidate 100% of Greenstone into Equinox Gold. First gold was poured on May 22, 2024, with commercial production targeted for Q3 2024. Greenstone is an open-pit mine with the expectation of producing more than 5 million ounces of gold over an initial 14-year mine life. Gold production for the first five years of operations is estimated at more than 400,000 ounces annually with life-of-mine production expected to average 360,000 ounces annually.

		Three months ended		Six months ended
Operating data	Unit	June 30, 2024	March 31, 2024	June 30, 2024
Ore mined	kt	1,276	649	1,925
Waste mined	kt	5,811	4,838	10,649
Open pit strip ratio	w:o	4.56	7.45	5.53
Tonnes processed	kt	370	—	370
Average gold grade processed	g/t	2.50	—	2.50
Recovery	%	88.0	—	88.0
Gold produced	oz	16,247	—	16,247
Gold sold	oz	10,358	—	10,358
Financial data
Revenue(2)	M$	23.9	—	23.9
Cash costs(1)	M$	7.8	—	7.8
Reclamation expenses	M$	0.1	—	0.1
Total AISC(1)	M$	7.9	—	7.9
AISC contribution margin(1)	M$	16.0	—	16.0
Non-sustaining expenditures	M$	74.0	52.8	126.8
Unit analysis
Realized gold price per oz sold	$/oz	2,312	—	2,312
Cash costs per oz sold(1)	$/oz	750	—	750
AISC per oz sold(1)	$/oz	762	—	762
(1)Cash costs, sustaining capital, AISC, AISC contribution margin, cash costs per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)Revenue is reported net of silver revenue.
(3)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2024 excludes Greenstone results as the mine is currently in pre-commercial production and has not yet achieved commercial production.
2024 Update and Outlook
Greenstone construction commenced in Q4 2021 and was substantially complete at the end of Q4 2023. Commissioning activities commenced in Q1 2024 and continued through Q2 2024. Project to date, the team has completed 6.78 million work hours with one lost-time injury and a project TRIFR of 2.36 per million hours worked.
During Q1 2024, commissioning activities focused on the high-pressure grinding rolls (HPGR), ball mill #1, and thickener and leach tanks, gravity circuit, reagents, carbon stripping, refining and gold room. Fourteen CAT 793F trucks, two Epiroc D65 drills, two Epiroc Pit Viper 235 drills, three Komatsu PC5500 shovels and four Komatsu D375A-8 bulldozers were in service at March 31, 2024. Plant operational readiness activities were essentially complete at March 31, 2024 and ready for plant operations and ramp-up, with all senior plant operators on board.
During Q2 2024, commissioning activities continued. Ore was introduced into the system on April 6, 2024 and the first gold pour was achieved in H1 2024 as planned, on May 22, 2024. Process plant facilities were turned over to the operations team and construction team demobilization activities were substantially complete by the end of Q2 2024. Ramp-up of the plant is progressing as expected. At June 30, 2024, the mine had moved more than 31.2 million tonnes of material and had more than 2.0 million tonnes of ore stockpiled for ramp-up. During the Quarter the operations team completed the assembly and commissioning of eight CAT 793 trucks, a CAT 834 wheel dozer, and a Komatsu D375A-8 dozer, and these units will be put in service during Q3 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

DEVELOPMENT PROJECTS (CONTINUED)
Hiring is on track with more than 470 positions filled. Construction activities for the relocation of the Hydro One 44 kV substation commenced during the Quarter and work on the permanent operations workforce lodge has commenced.
At the end of Q2 2024, $1,371 million had been spent on construction and commissioning (100% basis). The Company’s share was $55 million during the Quarter, $109 million year to date and $834 million project to date, which excludes capitalized interest and other non-cash amounts capitalized. The Company capitalized interest of $24 million during the Quarter, $39 million year to date and $100 million project to date.
The focus at Greenstone for Q3 2024 is to achieve commercial production, which is defined as 30 days of throughput at an average of at least 80% of plant design capacity of 27,000 tonnes-per-day while achieving 85% of planned recovery with a head grade that is within 10% of the production schedule.
After achievement of commercial production, the focus for the remainder of 2024 will be continuing to increase throughput to full design capacity. With first gold pour having occurred in May 2024 and with 100% ownership of the mine, the Company expects to produce 175,000 to 205,000 ounces of gold (previously 105,000 to 125,000 ounces at 60% ownership) at a cash cost of $690 to $790 per ounce and an AISC of $840 to $940 per ounce. Cost guidance is unchanged from previous disclosure.
Los Filos Expansion, Guerrero, Mexico
On October 19, 2022, the Company released the results of an updated feasibility study for a potential expansion that would increase production and extend the mine life of Los Filos by developing the Bermejal underground deposit and constructing a CIL processing plant that would process higher-grade ore and operate concurrent with the existing heap leach facilities.
2024 Update and Outlook
While the economic and production estimates outlined in the feasibility study were predicated on construction of the CIL plant commencing in 2023, Equinox Gold has not made a construction decision at this time. Any decision to proceed with the Los Filos expansion will be made considering the operating stability in the region, the ability to successfully negotiate new land access agreements, an amended environmental permit, market conditions, and availability and cost of capital. Currently the Los Filos team is focused on implementation of operational improvements, advancing community dialogue, and social investment projects.
Castle Mountain Expansion, California, USA
In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. Phase 2 is expected to increase production to an average of 218,000 ounces per year for 14 years followed by leach pad rinsing to recover residual gold. On a standalone basis, Phase 2 is expected to produce 3.2 million ounces of gold with AISC in the lower industry quartile.
2024 Update and Outlook
During H1 2024 the Company continued to advance optimization work on the processing circuit and continued work on Front End Engineering Design (“FEED”). While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, require modification to the Company’s approved Mine and Reclamation Plan (“Plan”) for the project. The Plan amendment application was submitted to the lead agencies (San Bernardino County and U.S. Bureau of Land Management (BLM)) in March 2022. The lead agencies reviewed Plan completeness in early 2023 and the BLM requested minor Plan changes, which were resubmitted for final BLM review in Q3 2023. The Company received the BLM determination that the Plan is complete in Q1 2024 and expects to receive the notice of intent in H2 2024, which commences the formal permitting review process.
A Memorandum of Understanding is being negotiated between the BLM, San Bernardino County and Castle Mountain to conduct an Environmental Impact Statement (“EIS”) / Environmental Impact Report (“EIR”) to analyze the potential environmental impact of the Phase 2 expansion. The Company anticipates the draft EIS stage of formal environmental analysis to occur throughout 2025 and 2026. During Q2 2024, the project lead agencies and Equinox Gold awarded management of project permitting and environmental analysis to SWCA Environmental Consultants.
As noted in the Operations section of Castle Mountain, given the increasing costs associated with contract mining and crushing and agglomeration, and increasing complexity and variability in mining low-grade historical backfill, the Company will suspend mining at Castle Mountain in August for the duration of the Phase 2 permitting process. Residual leaching and gold production is expected to continue through the remainder of 2024.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

DEVELOPMENT PROJECTS (CONTINUED)
Aurizona Expansion, Brazil
The Company sees potential to extend the Aurizona mine life to more than 10 years and increase annual production through development of a new underground mine and several satellite open pit deposits. The underground mine would operate concurrently with the open pits.
2024 Update and Outlook
In Q2 2024, the Company continued to advance engineering studies for an underground mine at Piaba pit. The Company is focused on improving accuracy for underground work areas of ventilation, access from the portals and mining, as well as planning that is required prior to construction of a portal and underground decline. The underground decline would allow for bulk sampling and underground drilling, and the portal and underground development would be sized to ultimately be useable as a production decline for underground operations. As a result of the geotechnical event in the Piaba pit, the construction of a portal and underground decline has been deferred to 2025.

HEALTH, SAFETY AND ENVIRONMENT
Health & Safety
Equinox Gold had a fatality during the Quarter. The incident occurred during work in the Fazenda underground; one other worker received a minor injury. A site-wide safety stop took place and Fazenda held four full days of safety refresher training for its workforce before restarting operations. An internal investigation to determine the cause of the incident has been completed, the learnings of which will be shared across the organization.
Equinox Gold had no lost-time injuries during the Quarter. The Company’s Lost-time Injury Frequency Rate is 0.44 per million hours worked for the 12-month rolling period (0.00 for the Quarter), compared to the target of 0.61 per million hours worked for calendar year 2024. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, is 1.82 per million hours worked for the 12-month rolling period (1.80 for the Quarter), compared to the target of 3.00 per million hours worked for calendar year 2024.
Environment
During the Quarter, there were no significant environmental incidents as defined by the Company’s environmental standards. The Company’s SEIFR is 0.29 per million hours worked for the 12-month rolling period (0.00 for the Quarter) compared to the target of 1.26 per million hours worked for calendar year 2024.

COMMUNITY DEVELOPMENT AND ESG REPORTING
Community Engagement and Development
Equinox Gold seeks to engage in early, frequent and transparent dialogue with stakeholders to help build trust and provide a space for collaboration and long-term commitment. At all operations, dedicated community engagement teams solicit feedback from local communities and stakeholders so that collaborative solutions to concerns can be implemented.
During H1 2024, the Company undertook several Indigenous and community engagement activities.
In Canada, Greenstone started delivering Indigenous Cross-cultural Awareness Training to its workforce, and sponsored curling and hockey tournaments in Geraldton and Longlac. Members of the Greenstone team participated in the Lakehead University Powwow, celebrated National Indigenous Day and supported each of the communities in the area for National Indigenous Day celebrations: Ginoogaming First Nation, Aroland First Nation, Animbiigoo Zaagi’igaan Anishinaabek, Long Lake #58 First Nation and Metis Nation of Ontario. In addition, First Nations Chiefs were invited to Greenstone to witness a gold pour, together with the Premier of Ontario, Doug Ford.
In Brazil, all sites continued the implementation of community programs that support education, sports, cultural development and skills training. Fazenda worked with one of its contractors to support their community hire program and successfully hired 14 individuals from Barrocas and Teofilândia in March. The site participated in Environment Week of the Barrocas community and received students from Canto community for a mine tour. Fazenda also organized an Easter egg manufacturing course for 40 women from Canto, Barreiras, and Fazenda Brasileiro, providing them with valuable skills and alternative income generating activities.
Aurizona continued with skills development and training programs for community members and supported community health by providing opportunities for physical activity such as capoeira, a style of martial art, establishing a gym facility, investing in the Street Soccer program, and sponsoring the Female Soccer Tournament.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

COMMUNITY DEVELOPMENT AND ESG REPORTING (CONTINUED)
Santa Luz assisted the local government with road maintenance, organized environmental education lectures in neighboring communities, and continued the implementation of skills development and training programs for community members. RDM supported the local government in their campaign to prevent and fight the spread of dengue fever.
In Mexico, Los Filos continued the community dialogue process to negotiate new land use and social agreements that would improve the long-term economic viability of the mine. The site continues its commitment to supporting education through its Scholarship Programs. The site signed an agreement with the Autonomous University of Guerrero to conduct a participatory water monitoring program in Mezcala community, in addition to the reforestation program that began during Q1 2024 with this same community. Los Filos completed construction of the Carrizalillo healthcare center and continued works to improve the community water distribution system. The site continued to support local economy projects, such as agave replanting and commercial mezcal production in Xochipala.
In the USA, Castle Mountain maintained an ongoing partnership with the Desert Research Institute, focusing on ecology research. To support conservation efforts, the team donated a dozen salvaged cacti to the Mojave Desert Heritage & Cultural Association and donated salvaged Joshua tree, yucca and other cacti to the Las Vegas Valley Water District.
During the Quarter, the Company also announced its Ride to Greenstone initiative, an epic 3,634 km bike relay from Vancouver, BC to Geraldton, ON to celebrate the official opening of the Company’s new Greenstone Mine and raise money for the Geraldton District Hospital. The initiative has already raised nearly C$1.2 million for the hospital, which serves a 2,767-km2 region in Northern Ontario including five Indigenous communities and the Greenstone Mine workforce. Equinox Gold’s mine sites in California, Mexico and Brazil are sending cyclists to join this expedition and are also organizing a variety of events to raise money for charities in their local communities, bringing the Company’s global workforce, contractors and suppliers together to support the communities in which we work. The cyclists will set off from Vancouver on August 5, 2024 and arrive at Greenstone on August 28, 2024 for two days of celebration. Information on the Ride to Greenstone and the seven charities is available on the Ride to Greenstone website at https://ridetogreenstone.com/.
ESG Reporting
In May 2024, the Company’s 2023 ESG Report was published and is available to download on the Company’s website. The ESG Report includes a GRI and SASB indicators’ index. The ESG Report integrates disclosures previously published in the Company’s Water Stewardship Report, Climate Action Report and Tailings Management Overview into one single document.
In March 2024, the Company received its Morningstar Sustainalytics ESG Risk Rating, achieving a score of 30 out of 100 (a lower number is better) a 164% improvement compared to the 2023 score. The Company expects this score to be updated later in the year to reflect the data and performance metrics reported in the 2023 ESG report.
In Q3 2024, the Company expects to complete an internal audit of selected ESG indicators to help identify opportunities to improve the Company’s ESG data collection systems.

CORPORATE
Acquisition of Orion’s 40% Interest in Greenstone
On May 13, 2024, the Company acquired 100% of the issued and outstanding shares of OMF Fund, an entity that holds the remaining 40% interest in Greenstone, from Orion for total consideration as measured for purposes of financial reporting of $960.9 million. The acquisition resulted in the Company owning 100% of Greenstone.
Prior to completion of the Greenstone Acquisition, Greenstone was a joint operation in which the Company had a 60% interest and the Company’s share of Greenstone’s assets, liabilities, revenues and expenses was proportionately consolidated. Upon completion of the Greenstone Acquisition, the Company obtained control of Greenstone. The Company determined that Greenstone constitutes a business and that the Greenstone Acquisition represents a business combination achieved in stages.
In a business combination achieved in stages whereby the Company obtains control of a business that is a joint operation, the Company remeasures its share of assets and liabilities of the joint operation immediately before the acquisition date of the business combination at their acquisition-date fair values and recognizes the resulting gain or loss in profit or loss. The Company recognized a gain of $470.4 million in other (expense) income for the three and six months ended June 30, 2024, net of the cumulative foreign currency translation loss of $38.5 million reclassified to net income, and recognized related deferred tax expense of $147.6 million on remeasurement of its share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CORPORATE (CONTINUED)
The total purchase price, consisting of the acquisition-date fair value of total consideration transferred and the Company’s previously held interest in Greenstone immediately prior to the acquisition date, has been accounted for and recorded in the financial statements as follows:

Cash consideration	$705,037
Deferred cash consideration(1)	38,254
Share consideration(2)	217,640
Total consideration transferred	960,931
Fair value of previously held 60% interest in Greenstone	1,645,914
$2,606,845
(1)    As part of the consideration for the Greenstone Acquisition, the Company issued a non-interest bearing promissory note to Orion with a principal amount of $40.0 million ($38 million discounted to present value) and maturity date of December 31, 2024.
(2)    The fair value of the 42.0 million common shares issued to Orion was determined based on the Company’s quoted common share price of C$7.09 per share on the acquisition date.
The Company funded the cash consideration with net proceeds from a new $500 million Term Loan (see the following section for additional detail) and a bought deal equity financing of common shares of Equinox Gold at a price of $5.30 per common share. The Offering, including an over-allotment option, closed on April 26, 2024 and the Company issued 56,419,000 common shares for aggregate gross proceeds of $299 million.
Term Loan
On May 13, 2024, in connection with the Greenstone Acquisition, the Company amended its credit facility to include a $500 million non-revolving Term Loan with a maturity date of May 13, 2027. No principal repayments are required under the Term Loan during the first two years of the three-year term. Quarterly repayments will commence on August 13, 2026 equal to 10% of the then outstanding principal amount, with the remaining outstanding principal payable at maturity. The Company may prepay any portion of the outstanding Term Loan at any time without penalty.
The Term Loan, together with the Company’s $700 million revolving facility (the “Revolving Facility”), are collectively referred to as the Credit Facility. Except for amendments to certain of the financial covenants, there were no changes to the terms of the Credit Facility. The amendment to the Credit Facility was accounted for as a non-substantial modification. On amendment, the Company recognized a modification gain of $3.5 million in other (expense) income to reflect the adjusted amortized cost of the Credit Facility, net of transaction costs incurred in connection with the modification of $7.6 million.
Convertible Notes Amendments
In April and May 2024, the Company amended the terms of its 2019 and 2020 Convertible Notes. The maturity date of the 2019 Convertible Notes was extended from April 12, 2024 to October 12, 2024 and the maturity date of the 2020 Convertible Notes was extended from March 10, 2025 to September 10, 2025. In addition, the conversion price of the 2020 Convertible Notes was amended from $7.80 per share to $6.50 per share.
Annual Meeting of Shareholders
On May 10, 2024, Equinox Gold shareholders approved all matters voted on at the annual meeting of shareholders, including the appointment of KPMG LLP as the Company’s independent auditor and acceptance of the Company’s approach to executive compensation. Shareholders also approved expanding the Board of Directors to nine individuals and approved the election of management’s director nominees. All previous directors remained on the Board and Trudy Curran joined as a new director. Ms. Curran brings extensive experience in capital markets, mergers and acquisitions, corporate strategy, governance and human resources across a range of industries, particularly oil and gas and mining. A total of 205,468,093 common shares were represented at the meeting, being 62.32% of the Company’s common shares issued and outstanding at the time of the meeting.
i-80 Gold Share Sale
On May 29, 2024, the Company sold its remaining 50.2 million common shares of i-80 Gold for total proceeds of $48.0 million and derecognized the carrying amount of the marketable securities of $48.0 million.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CORPORATE (CONTINUED)
At-the-Market Equity Offering Program (“ATM Program”)
For the three months ended March 31, 2024, the Company issued 10.9 million common shares under the ATM Program at a weighted average share price of $4.61 per common share for total gross proceeds of $50.2 million. At March 31, 2024, the Company had issued a cumulative total of 22.5 million (December 31, 2023 - 11.6 million) common shares under the ATM Program for total gross proceeds of $100.0 million (December 31, 2023 - $49.8 million), and the ATM Program had been fully utilized. The Company used proceeds from the ATM to continue expanding production from its current asset base through exploration and development, for mergers and acquisitions, and for general corporate and administrative expenses and general working capital purposes.

FINANCIAL RESULTS

Selected financial results for the three and six months ended June 30, 2024 and 2023

$ amounts in millions, except per share amounts	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	$269.4	$271.6	$510.8	$505.7
Cost of sales
Operating expense	(198.6)	(192.7)	(382.4)	(364.9)
Depreciation and depletion	(44.2)	(48.2)	(90.4)	(95.6)
Income from mine operations	26.6	30.7	38.0	45.2
Care and maintenance expense	—	(0.3)	—	(1.4)
Exploration and evaluation expense	(2.7)	(4.0)	(5.1)	(5.8)
General and administration expense	(12.7)	(12.3)	(26.8)	(22.2)
Income (loss) from operations	11.3	14.1	6.1	15.7
Finance expense	(20.7)	(14.3)	(38.1)	(27.0)
Finance income	2.4	3.3	4.3	6.3
Share of net income (loss) in associate	0.3	(1.1)	0.7	(17.1)
Other income (expense)	454.0	2.6	440.1	34.4
Net income (loss) before taxes	447.3	4.5	413.1	12.3
Income tax recovery (expense)	(163.5)	0.8	(172.1)	10.4
Net income (loss)	$283.8	$5.4	$241.0	$22.8
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.72	$0.02	$0.67	$0.07
Diluted	$0.61	$0.02	$0.57	$0.07
Income from Mine Operations
Revenue for Q2 2024 was $269.4 million (Q2 2023 - $271.6 million) on sales of 115,423 ounces of gold (Q2 2023 - 138,094 ounces). Revenue decreased by 1% in Q2 2024 compared to Q2 2023 primarily due to a 16% decrease in gold ounces sold, offset partially by a 19% increase in the average realized gold price per ounce sold. Revenue for the six months ended June 30, 2024 was $510.8 million (six months ended June 30, 2023 - $505.7 million) on sales of 231,927 ounces of gold (six months ended June 30, 2023 - 261,389 ounces). Revenue increased primarily due to a 14% increase in the average realized gold price per ounce sold, offset partially by an 11% decrease in gold ounces sold.
Gold ounces sold in Q2 2024 were lower compared to Q2 2023 primarily due to lower production at Aurizona, offset partially by production at Greenstone. At Aurizona, the lower production was due to the suspension of mining in the Piaba pit in April 2024 due to geotechnical issues. At Greenstone, ore was introduced into the system on April 6, 2024 and the first gold pour was achieved on schedule on May 22, 2024.
Gold ounces sold for the six months ended June 30, 2024 were lower compared to the same period in 2023 primarily due to lower production at Aurizona and Los Filos, offset partially by production at Greenstone. The lower production at Aurizona is for the reasons mentioned above. At Los Filos, the lower production was expected and is attributable to mining sequencing, with more waste stripping during Q1 2024 as compared to Q1 2023, as well as the crusher being offline for most of Q1 2024 due to a planned repositioning of a portion of the conveyor.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

FINANCIAL RESULTS (CONTINUED)
Operating expense in Q2 2024 was $198.6 million (Q2 2023 - $192.7 million) and for the six months ended June 30, 2024 was $382.4 million (six months ended June 30, 2023 - $364.9 million. Operating expense in Q2 2024 increased 3% compared to Q2 2023 primarily due to the contribution of operating expense at Greenstone and higher operating expense at Los Filos, driven by an increase in underground mining activity, offset by lower operating expense at Aurizona for the reasons mentioned above. Operating expense for the six months ended June 30, 2024 increased by 5% compared to the same period in 2023 primarily due to the contribution of operating expense at Greenstone and higher operating expense at RDM, driven by higher gold production and higher maintenance costs, offset by lower operating expense at Aurizona.
Depreciation and depletion in Q2 2024 was $44.2 million (Q2 2023 - $48.2 million) and for the six months ended June 30, 2024 was $90.4 million (six months ended June 30, 2023 - $95.6 million). The decrease for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to lower depreciation and depletion at Aurizona and Los Filos as a result of lower production, offset partially by higher depreciation and depletion at Fazenda.
General and Administration
General and administration expense in Q2 2024 was $12.7 million (Q2 2023 - $12.3 million) and for the six months ended June 30, 2024 was $26.8 million (six months ended June 30, 2023 - $22.2 million). General and administrative expense in Q2 2024 was comparable to Q2 2023. The increase for the six months ended June 30, 2024 compared to the same period in 2023 was primarily due to an increase in share-based compensation expense and salaries and benefits, which were driven primarily by an increase in headcount as the Company continues to grow.
Finance Expense
Finance expense in Q2 2024 was $20.7 million (Q2 2023 - $14.3 million) and for the six months ended June 30, 2024 was $38.1 million (six months ended June 30, 2023 - $27.0 million). The increase for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to an increase in both the amount drawn and interest rates on the Company’s Revolving Facility and interest expense related to the gold sale prepay arrangements executed in Q1 2023 and Q2 2023 and the gold sale arrangement with Versamet which closed in Q4 2023.
Share of Net Income (Loss) in Associate
Share of net income in associate in Q2 2024 was $0.3 million (Q2 2023 - $1.1 million share of net loss) and for the six months ended June 30, 2024 was $0.7 million (six months ended June 30, 2024 - net loss of $17.1 million). The share of net income in Q2 2024 and net loss in Q2 2023 relates to the Company’s investment in Versamet. For the six months ended June 30, 2023, the share of net loss was primarily due to a net loss incurred by i-80 Gold in Q4 2022, which the Company recognized its share of in Q1 2023.
On June 5, 2024, the Company’s investment in Versamet was reduced to 13.4% (December 31, 2023 - 20.3%). Based on the Company’s share of outstanding voting rights held, the Company determined that it no longer had significant influence over Versamet, and discontinued the use of the equity method to account for its investment in Versamet as of June 5, 2024. The carrying amount of the Company’s interest in Versamet was reclassified from investment in associate to non-current financial assets measured at fair value through other comprehensive income.
On March 31, 2023, the Company discontinued the use of the equity method to account for its investment in i-80 Gold when the Company sold a portion of its shares in i-80 Gold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

FINANCIAL RESULTS (CONTINUED)
Other Income (Expense)
Other income for Q2 2024 was $454.0 million (Q2 2023 - other income of $2.6 million) and for the six months ended June 30, 2024 was $440.1 million (six months ended June 30, 2023 - other income of $34.4 million).
The following table summarizes the significant components of other income (expense):

	Three months ended		Six months ended
$ amounts in millions	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Change in fair value of foreign exchange contracts	$(19.5)	$22.8	$(23.5)	$41.3
Change in fair value of gold contracts	(8.7)	7.9	(20.2)	3.0
Change in fair value of power purchase agreement	2.5	(7.2)	4.5	(7.2)
Gain on remeasurement of previously held interest in Greenstone	470.4	—	470.4	—
Gain on reclassification of investment in Versamet	5.6	—	5.6	—
Gain on sale of partial interest and reclassification of investment in i-80 Gold	—	—	—	34.5
Expected credit losses and write-offs	—	(13.4)	(0.3)	(13.3)
Gain (loss) on modification of debt	5.4	—	5.4	(4.3)
Foreign exchange gain (loss)	$7.9	$(6.1)	$8.4	$(8.0)
Other expense	$(9.6)	$(1.5)	$(10.0)	$(11.4)
Total other income (expense)	$454.0	$2.6	$440.1	$34.4
The change in fair value of foreign exchange contracts for Q2 2024 was a loss of $19.5 million (Q2 2023 - gain of $22.8 million) and for the six months ended June 30, 2024 was a loss of $23.5 million (six months ended June 30, 2023 - gain of $41.3 million). The losses recognized for the three and six months ended June 30, 2024 were primarily due to the impact of the weakening of the BRL and MXN relative to the USD compared to same periods in 2023. The gains recognized for the three and six months ended June 30, 2023 were primarily due to the impact of the strengthening of the MXN and BRL relative to the USD compared to the same periods in 2022.
The change in fair value of gold contracts for Q2 2024 was a loss of $8.7 million (Q2 2023 - gain of $7.9 million) and for the six months ended June 30, 2024 was a loss of $20.2 million (six months ended June 30, 2023 - gain of $3.0 million). The losses and gains recognized for the three and six months ended June 30, 2024 and 2023, respectively, related to gold collar contracts entered into during 2023 and H1 2024. The changes in fair value of gold contracts in both 2024 and 2023 were driven by changes in the forward gold price relative to the gold contract strike price.
The expected credit losses and write-offs for the three and six months ended June 30, 2023 are primarily related to the impairment and write-off of a $9.9 million receivable owing from Pilar Gold Inc. for partial consideration for the sale of the Pilar Mine in 2021.
The gain on modification of debt for the three and six months ended June 30, 2024 primarily relate to the amendment of the Company’s Credit Facility to include a $500 million non-revolving Term Loan with a maturity date of May 13, 2027. The loss on modification of debt for the six months ended June 30, 2023 relates to an amendment of the interest rate margins applicable to amounts drawn on the Company’s Revolving Facility.
Income Tax Recovery (Expense)
In Q2 2024, the Company recognized a tax expense of $163.5 million (Q2 2023 - tax recovery of $0.8 million) and for the six months ended June 30, 2024 recognized a tax expense of $172.1 million (six months ended June 30, 2023 - tax recovery of $10.4 million). The tax expense for the three and six months ended June 30, 2024 was primarily due to the impact of the remeasurement of the Company’s share of assets and liabilities of Greenstone held immediately before the business combination to their acquisition-date fair values, profitable operations in Brazil and Mexico and the impact of the weakening of the BRL and MXN on the BRL and MXN denominated tax base. The tax recovery for the three and six months ended June 30, 2023 was primarily due to the impact of the strengthening of the BRL and MXN on the BRL and MXN denominated tax base, and an inflation adjustment in Mexico, offset partially by profitable operations in the US, Brazil and Mexico.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

FINANCIAL RESULTS (CONTINUED)
Selected Quarterly Information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2024:

$ amounts in millions, except per share amounts	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
Revenue	$269.4	$241.3	$297.8	$284.7
Cost of sales
Operating expense	(198.6)	(183.8)	(198.2)	(201.1)
Depreciation and depletion	(44.2)	(46.2)	(61.0)	(58.4)
Income from mine operations	26.6	11.4	38.6	25.2
Care and maintenance expense	—	—	—	—
Exploration and evaluation expense	(2.7)	(2.5)	(3.3)	(2.6)
General and administration expense	(12.7)	(14.1)	(10.0)	(14.0)
Income (loss) from operations	11.3	(5.3)	25.3	8.6
Finance expense	(20.7)	(17.4)	(17.9)	(15.3)
Finance income	2.4	2.0	2.4	3.0
Share of net income (loss) in associate	0.3	0.4	(0.4)	—
Other income (expense)	454.0	(13.9)	(1.0)	(2.3)
Net income (loss) before taxes	447.3	(34.2)	8.3	(5.9)
Income tax recovery (expense)	(163.5)	(8.5)	(4.5)	8.1
Net income (loss)	$283.8	$(42.8)	$3.9	$2.2
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.72	$(0.13)	$0.01	$0.01
Diluted	$0.61	$(0.13)	$0.01	$0.01

	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Revenue	$271.6	$234.1	$259.3	$245.1
Cost of sales
Operating expense	(192.7)	(172.2)	(168.2)	(188.8)
Depreciation and depletion	(48.2)	(47.4)	(59.0)	(48.9)
Income from mine operations	30.7	14.5	32.0	7.4
Care and maintenance expense	(0.3)	(1.1)	(1.4)	(2.9)
Exploration and evaluation expense	(4.0)	(1.8)	(4.5)	(6.2)
General and administration expense	(12.3)	(9.9)	(12.8)	(10.9)
Income (loss) from operations	14.1	1.6	13.3	(12.6)
Finance expense	(14.3)	(12.7)	(12.4)	(10.3)
Finance income	3.3	3.0	2.6	1.3
Share of net income (loss) in associate	(1.1)	(16.0)	(3.6)	4.9
Other income (expense)	2.6	31.9	(4.9)	(11.3)
Net income (loss) before taxes	4.5	7.8	(5.0)	(28.0)
Income tax recovery (expense)	0.8	9.6	27.6	(2.1)
Net income (loss)	$5.4	$17.4	$22.6	$(30.1)
Net income (loss) per share attributable to Equinox Gold shareholders
Basic	$0.02	$0.06	$0.07	$(0.10)
Diluted	$0.02	$0.05	$0.07	$(0.10)

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2024, the Company had financial, operating, and capital commitments of $693.5 million that require settlement within the next 12 months. In April 2024, the maturity date of the 2020 Convertible Notes was extended from March 2025 to September 2025, resulting in a $145.5 million decrease in commitments that require settlement within the next 12 months (refer to Commitments and Contingencies section).
At June 30, 2024, the Company had cash and cash equivalents of $167.5 million. The Company has a $700.0 million Revolving Facility available for general corporate purposes, of which $104.6 million remained undrawn as at June 30, 2024. On April 9, 2024, the Company drew down $60.0 million on the Revolving Facility. The Revolving Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100.0 million.
Management believes that the Company’s operating cash flows expected over the next 12 months, in addition to its unrestricted cash balance, liquid assets and available credit from the Revolving Facility are sufficient to satisfy its financial, operating, and capital commitments that require settlement within the next 12 months, which includes repayment of its 2019 Convertible Notes in October 2024 and the required funding of Greenstone during commissioning. Additionally, the Company has hedged 288,000 ounces of gold over the next 12 months to reduce its liquidity risk, as described in more detail in note 10(b)(ii) to the Company’s condensed consolidated interim financial statements.
Volatility in the gold price contributes to risk that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due and fund the Company’s ongoing development and construction projects. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance indebtedness, including indebtedness under its Revolving Facility. The Company may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.
Working Capital
Cash and cash equivalents at June 30, 2024 were $167.5 million (December 31, 2023 - $192.0 million) and net working capital was $64.7 million (December 31, 2023 - $354.4 million). The decrease in working capital compared to December 31, 2023 was primarily due to an increase in deferred revenue associated with the Gold Prepay Transactions, and the current portion of derivative liabilities, in addition to decreases in marketable securities, derivative assets, and trade and other receivables. The significant components of working capital are described below.
Current inventories at June 30, 2024 were $418.9 million (December 31, 2023 - $412.0 million). The increase was mainly due to an increase in heap leach inventories at Los Filos driven by a 24% increase in cost per ounce on the leach pad, offset partially by a 9% draw down of ounces from the leach pad, as well as increases in stockpile and supplies inventory at Greenstone as it prepares for operations. These increases were partially offset by a decrease in current inventories at Aurizona due to the processing of stockpiled ore while mining was suspended in the Piaba pit during Q2 2024, and at Mesquite due to reclassifying ounces on the leach pad as non-current to reflect the slower than anticipated recovery curve.
Marketable securities at June 30, 2024 were $6.3 million (December 31, 2023 - $92.7 million). The decrease was primarily due to the sale of the Company’s remaining 50.2 million common shares of i-80 Gold for total proceeds of $48.0 million.
Trade and other receivables at June 30, 2024 were $63.1 million (December 31, 2023 - $82.3 million). The following table summarizes the significant components of trade and other receivables:

$ amounts in millions	June 30, 2024	December 31, 2023
Trade receivables	$5.0	$9.9
Value-added tax receivables	45.8	55.3
Income tax receivables	5.3	7.6
Other receivables	7.0	9.6
Total	$63.1	$82.3
The decrease in value-added tax (“VAT”) receivable primarily relates to decreases at Los Filos and Aurizona.
Current liabilities at June 30, 2024 were $646.6 million (December 31, 2023 - $479.6 million). The increase was primarily due to an increase in deferred revenue associated with the Gold Prepay Transactions which were entered into in Q1 2023, Q2 2023 and Q4 2023. The deferred revenue amounts are accreted to the expected transaction price using the effective interest rate method and will be settled through the delivery of gold.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
Derivative assets at June 30, 2024 were $1.4 million (December 31, 2023 - $17.7 million) and derivative liabilities were $48.3 million (December 31, 2023 - $8.8 million). The Company’s derivative financial instruments consist primarily of foreign exchange contracts entered into to reduce the risk of variability in foreign currencies in which the Company operates and gold contracts entered into to reduce the risk of decreases in gold prices. The decrease in derivative assets and increase in derivative liabilities was primarily due to changes in market foreign exchange rates and gold prices relative to the contract foreign exchange rates and gold prices, respectively and a contingent consideration obligation assumed on acquisition of the entity that holds the 40% interest in Greenstone from Orion.
Cash Flow
Cash used in operating activities for the three and six months ended June 30, 2024 was $33.0 million and $15.1 million, respectively (three and six months ended June 30, 2023 - cash provided of $19.9 million and $163.3 million). In Q2 2024, the increase in cash used in operating activities compared to cash provided by operating activities for the same period in the prior year was primarily due to increases in heap leach inventories at Los Filos, Mesquite and Castle Mountain and stockpile and supplies inventory at Greenstone as it prepares for operations. Additionally, cash used for settlement of derivatives and taxes paid increased in Q2 2024 compared to Q2 2023. As well, there were no prepayments from gold sale contracts received in Q2 2024 (Q2 2023 - $9.9 million). For the six months ended June 30, 2024, the increase in cash used in operating activities compared to cash provided by operating activities in the prior year was primarily due to a net cash payment of $149.4 million received in Q1 2023 in connection with the gold prepay arrangement entered into in March 2023. This was partially offset by the impact of increases in heap leach inventories at Los Filos, Mesquite and Castle Mountain, a decrease in income from operations, driven primarily by lower production, and higher taxes paid compared to the same period in 2023.
Cash used in investing activities for the three and six months ended June 30, 2024 was $745.4 million and $854.2 million, respectively (three and six months ended June 30, 2023 - $111.6 million and $168.4 million, respectively). The increase in cash used in investing activities for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to $704.1 million paid as partial consideration to acquire the remaining 40% interest in Greenstone in connection with the Greenstone Acquisition. For the three and six months ended June 30, 2024, the Company spent $88.4 million and $193.2 million, respectively, on capital expenditures (three and six months ended June 30, 2023 - $110.9 million and $238.8 million, respectively). The decrease in capital expenditures for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to lower capital spending at Greenstone as construction was effectively complete at the end of 2023. Capital expenditures at Greenstone for the three and six months ended June 30, 2024 were $71.0 million and $126.7 million excluding capitalized interest of $23.7 million and $39.3 million, respectively (three and six months ended June 30, 2023 - $93.3 million and $177.2 million, excluding capitalized interest of $10.8 million and $18.3 million, respectively). In Q2 2024, the Company received proceeds of $48.0 million related to the sale of its remaining investment in i-80 Gold. In Q1 2023, the Company received proceeds of $53.4 million related to the disposition of Solaris Resources Inc. shares and $22.8 million related to the sale of a partial interest in i-80 Gold.
Financing activities for the three and six months ended June 30, 2024 provided cash of $822.6 million and $847.5 million, respectively (three and six months ended June 30, 2023 - used cash of $20.1 million and $23.6 million, respectively). The increase in cash provided by financing activities for the three and six months ended June 30, 2024 compared to the same periods in 2023 was primarily due to $560.0 million cash received through a $60.0 million draw on the Company’s Revolving Facility and $500.0 million received in connection with a new Term Loan (three and six months ended June 30, 2023 of nil and $126.7 million, respectively, of which $127.0 million was repaid in Q2 2023) and net proceeds received from the issuance of shares for the three and six months ended June 30, 2024 of $286.4 million and $335.6 million, respectively (three and six months ended June 30, 2023 - nil and $16.4 million, respectively). The amounts drawn on the Revolving Facility and amounts received from the Term Loan and the Offering were primarily used to fund the Greenstone Acquisition.
Corporate Investments
At June 30, 2024, the Company’s corporate investments included the following:
•58.1 million shares of Versamet (not publicly traded), representing approximately 12.5% of Versamet on a basic basis
•25.4 million shares of Bear Creek (TSX: BCM), representing approximately 11.2% of Bear Creek on a basic basis

OUTSTANDING SHARE DATA
As at the date of this MD&A, the Company has 428,505,123 shares issued and outstanding, 477,335 shares issuable under stock options and 7,808,023 shares issuable under restricted share units. The Company also has 75,410,406 shares potentially issuable on conversion of Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 512,200,887.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

COMMITMENTS AND CONTINGENCIES
The Company enters into contracts in the normal course of business that give rise to commitments for future payments. The following table summarizes the contractual maturities of the Company’s financial liabilities, and operating and capital purchase commitments, at June 30, 2024:

	Within 1 year	1-2 years	2-3 years	3-4 years	4–5 years	Thereafter	Total
Trade payables and accrued liabilities	$256,073	$—	$—	$—	$—	$—	$256,073
Loans and borrowings(1)(2)	266,077	259,022	1,142,545	8,194	176,597	—	1,852,435
Derivative liabilities	22,388	13,105	—	—	—	—	35,493
Lease liabilities(2)	19,543	20,154	13,957	8,644	3,338	10,810	76,446
Other financial liabilities(2)	16,652	27,117	18,030	17,675	14,997	8,062	102,533
Reclamation and closure costs(2)	11,831	23,360	19,438	14,778	14,156	126,311	209,874
Purchase commitments(2)	79,514	8,069	7,394	7,052	6,911	25,286	134,226
Other operating commitments(2)	21,398	23,013	23,933	24,891	25,886	12,282	131,403
Total	$693,476	$373,840	$1,225,297	$81,234	$241,885	$182,751	$2,798,483
(1)Amount includes principal and interest payments, except accrued interest which is included in accounts payable and accrued liabilities.
(2)Amounts represent undiscounted future cash flows.
At June 30, 2024, the Company had the following outstanding matters involving contingencies that, if not resolved favorably, could have an adverse impact on the Company’s financial performance, cash flows and results of operations:
Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At June 30, 2024, the Company recognized a provision of $7.3 million (December 31, 2023 - $7.8 million) for legal matters which is included in other non-current liabilities.
Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a freshwater pond on the Aurizona site overflowed. The TSF and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at June 30, 2024 totaling $9.2 million (2023 - $10.6 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines and public civil actions.

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates, joint operation and key management personnel. The Company’s key management personnel consists of executive and non-executive directors and members of executive management. On April 26, 2024, as part of the Offering, the Company issued 56.4 million common shares on a bought deal basis at a price of $5.30 per common share for gross proceeds of $299.0 million, of which $6.0 million of common shares were issued to the Company’s Chairman, Ross Beaty.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

NON-IFRS MEASURES
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures that are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.
Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of silver revenue. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts silver revenue as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is calculated below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures (described in following section), sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs.
This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.
Prior to Q2 2023, the Company’s calculation of cash costs included the principal portion of sustaining lease payments. Commencing in Q2 2023, to improve the comparability of the Company’s financial performance measures with its peers and align to the standards outlined by the World Gold Council, the Company has excluded sustaining lease payments from its calculation of cash costs and has included them as a component of AISC. The calculations of cash costs and AISC for comparative periods have been adjusted to conform with the current methodology and are different from the measures previously reported.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

NON-IFRS MEASURES (CONTINUED)
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating expenses	$198.6	$183.8	$192.7	$382.4	$364.9
Silver revenue	(0.7)	(0.6)	(0.7)	(1.3)	(1.0)
Fair value adjustment on acquired inventories	(6.6)	(0.6)	(4.1)	(7.2)	(10.0)
Greenstone operating expense(1)	(7.8)	—	—	(7.8)	—
Total cash costs	$183.5	$182.6	$187.9	$366.1	$353.8
Sustaining capital	26.0	39.0	12.7	65.0	45.2
Sustaining lease payments	2.1	2.6	4.5	4.7	8.3
Reclamation expense	2.6	2.8	2.2	5.5	4.5
Sustaining exploration expense	0.2	0.2	—	0.4	—
Greenstone reclamation expense(1)	(0.1)	—	—	(0.1)	—
Total AISC	$214.5	$227.2	$207.4	$441.7	$411.8
Gold oz sold	115,423	$116,504	$138,094	231,927	$261,389
Greenstone gold oz sold(1)	(10,358)	—	—	(10,358)	—
Adjusted gold oz sold	105,065	$116,504	$138,094	221,569	$261,389
Cash costs per gold oz sold	$1,747	$1,567	$1,361	$1,653	$1,354
AISC per oz sold	$2,041	$1,950	$1,502	$1,993	$1,576
(1)Consolidated cash cost per oz sold and AISC per oz sold for the three and six months ended June 30, 2024 excludes Greenstone results as the mine has not yet achieved commercial production.
Sustaining Capital and Sustaining Expenditures
Sustaining expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary. Sustaining capital can include, but are not limited to, capitalized stripping costs at open pit mines, underground mine development, mining and milling equipment, and TSF raises. Sustaining expenditures includes sustaining capital, sustaining lease payments, reclamation expense and sustaining exploration expense.
The following table provides a reconciliation of sustaining expenditures to the Company’s total expenditures for continuing operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Capital additions to mineral properties, plant and equipment(1)	$139.1	$134.4	$131.4	$273.5	$285.9
Less: Non-sustaining capital at operating sites	(4.8)	(10.0)	(4.2)	(14.7)	(8.8)
Less: Non-sustaining capital at development projects	(92.7)	(64.1)	(103.3)	(156.8)	(194.5)
Less: Capital expenditures - corporate	—	—	(0.1)	—	(0.1)
Less: Other non-cash additions(2)	(15.6)	(21.4)	(11.2)	(37.0)	(37.3)
Sustaining capital	$26.0	$39.0	$12.7	$65.0	$45.2
Add: sustaining lease payments	2.1	2.6	4.5	4.7	8.3
Add: reclamation expense	2.6	2.8	2.2	5.5	4.5
Add: sustaining exploration expense	0.2	0.2	—	0.4	—
Sustaining expenditures	$31.0	$44.6	$19.5	$75.6	$58.0
(1)Per mineral properties, plant and equipment note in the Company’s financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

NON-IFRS MEASURES (CONTINUED)
Total Mine-Site Free Cash Flow
Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this measure is a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. In calculating total mine-site free cash flow, the Company excludes the impact of fair value adjustments on acquired inventories as these adjustments do not impact cash flow from operating mine sites. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
In Q4 2023, the Company revised the calculation to include changes in non-cash working capital and present mine-site free cash flow after changes in non-cash working capital. The Company believes it is useful to provide mine-site free cash flow before and after changes in non-cash working capital as working capital can fluctuate significantly between periods due to numerous factors.
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Operating cash flow before non-cash changes in working capital	$45.1	$47.7	$81.2	$92.9	$276.6
Less: Fair value adjustments on acquired inventories	2.2	0.6	4.1	2.8	10.0
Less: Operating cash flow (generated) used by non-mine site activity(1)	12.0	7.3	(7.6)	19.4	(146.0)
Cash flow from operating mine sites	$59.4	$55.7	$77.7	$115.1	$140.6

Mineral property, plant and equipment additions	$139.1	134.4	131.4	$273.5	285.9
Less: Capital expenditures relating to development projects and corporate and other non-cash additions	(108.3)	(85.5)	(114.5)	(193.8)	(231.9)
Capital expenditure from operating mine sites	30.8	49.0	16.9	79.7	54.0
Lease payments related to non-sustaining capital items	5.9	7.5	4.3	13.4	9.1
Non-sustaining exploration expense	1.0	2.3	4.0	3.2	5.8
Total mine-site free cash flow before changes in non-cash working capital	$21.7	$(3.0)	$52.4	$18.8	$71.7
(Increase) decrease in non-cash working capital	(78.2)	(29.8)	(61.3)	(108.0)	(113.3)
Total mine site free cash flow after changes in non-cash working capital	$(56.5)	$(32.8)	$(8.9)	$(89.2)	$(41.6)
(1)Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
AISC Contribution Margin, EBITDA and Adjusted EBITDA
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use AISC contribution margin, AISC contribution margin per gold ounce sold, EBITDA and adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt.
AISC contribution margin is defined as revenue less AISC. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes of warrants, foreign exchange contracts and gold contracts; unrealized foreign exchange gains and losses, transaction costs, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

NON-IFRS MEASURES (CONTINUED)
The following tables provide the calculation of AISC contribution margin, EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin

	Three months ended			Six months ended
$’s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenue	$269.4	$241.3	$271.6	$510.8	$505.7
Less: silver revenue	(0.7)	(0.6)	(0.7)	(1.3)	(1.0)
Less: AISC	(214.5)	(227.2)	(207.4)	(441.7)	(411.8)
Less: Greenstone revenue(1)	$(24.0)	$—	$—	$(24.0)	$—
AISC contribution margin	$30.3	$13.6	$63.5	$43.8	$92.9
Gold oz sold	115,423	116,504	138,094	231,927	261,389
Less: Greenstone gold oz sold(1)	(10,358)	—	—	(10,358)	—
Adjusted gold oz sold	105,065	$116,504	$138,094	221,569	$261,389
AISC contribution margin per oz sold	$288	$116	$460	$198	$355
(1)Greenstone results have been excluded from the calculation of AISC contribution margin for the three and six months ended June 30, 2024 as the mine has not yet achieved commercial production.
EBITDA and Adjusted EBITDA

	Three months ended			Six months ended
$’s in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income (loss)	$283.8	(42.8)	5.4	$241.0	22.8
Income tax expense (recovery)	163.5	8.5	(0.8)	172.1	(10.4)
Depreciation and depletion	44.4	46.4	48.4	90.8	95.9
Finance expense	20.7	17.4	14.3	38.1	27.0
Finance income	(2.4)	(2.0)	(3.3)	(4.3)	(6.3)
EBITDA	$509.9	$27.7	$64.0	$537.6	$129.0
Non-cash share-based compensation expense	2.8	2.4	1.8	5.2	3.4
Unrealized (gain) loss on gold contracts	(0.2)	10.6	(7.9)	10.4	(2.5)
Unrealized (gain) loss on foreign exchange contracts	19.3	18.4	(13.8)	37.6	(26.8)
Unrealized (gain) loss on power purchase agreement	(2.5)	(1.9)	7.2	(4.5)	7.2
Unrealized foreign exchange (gain) loss	(7.3)	(5.7)	3.6	(13.0)	6.0
Share of net (income) loss of investment in associate	(0.3)	(0.4)	1.1	(0.7)	17.1
Gain on remeasurement of previously held interest in Greenstone	(470.4)	—	—	(470.4)	—
Transaction costs	0.8	—	—	0.8	—
Other (income) expense	(0.8)	1.2	14.9	0.3	(5.3)
Adjusted EBITDA	$51.3	$52.2	$70.9	$103.5	$127.9
Adjusted Net Income and Adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and non-cash share-based compensation expense. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

NON-IFRS MEASURES (CONTINUED)
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$’s and shares in millions	June 30, 2024	March 31, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net income (loss) attributable to Equinox Gold shareholders	$283.8	$(42.8)	$5.4	$241.0	$22.8
Add (deduct):
Non-cash share-based compensation expense	2.8	2.4	1.8	5.2	3.4
Unrealized (gain) loss on gold contracts	(0.2)	10.6	(7.9)	10.4	(2.5)
Unrealized (gain) loss on foreign exchange contracts	19.3	18.4	(13.8)	37.6	(26.8)
Unrealized (gain) loss on power purchase agreement	(2.5)	(1.9)	7.2	(4.5)	7.2
Unrealized foreign exchange (gain) loss	(7.3)	(5.7)	3.6	(13.0)	6.0
Gain on remeasurement of previously held interest in Greenstone	(470.4)	—	—	(470.4)	—
Share of net (income) loss of investment in associate	(0.3)	(0.4)	1.1	(0.7)	17.1
Transaction costs	0.8	—	—	0.8	—
Other (income) expense	(0.8)	1.2	14.9	0.3	(5.3)
Income tax impact related to above adjustments	146.6	1.2	(1.1)	147.8	(1.2)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	22.5	2.7	(17.5)	25.1	(29.8)
Adjusted net income (loss)	$(5.8)	$(14.4)	$(6.3)	$(20.2)	$(9.3)

Basic weighted average shares outstanding	392.5	324.0	312.8	358.2	312.2
Diluted weighted average shares outstanding	471.5	324.0	316.4	435.7	315.7
Adjusted income (loss) per share - basic ($/share)	$(0.01)	$(0.04)	$(0.02)	$(0.06)	$(0.03)
Adjusted income (loss) per share - diluted ($/share)	$(0.01)	$(0.04)	$(0.02)	$(0.06)	$(0.03)
Net Debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of loans and borrowings, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

$’s in millions	June 30, 2024	March 31, 2024	December 31, 2023
Current portion of loans and borrowings	$138.0	$275.6	$138.6
Non-current portion of loans and borrowings	1,338.4	653.5	786.4
Total debt	1,476.4	929.1	925.0
Less: Cash and cash equivalents (unrestricted)	(167.5)	(125.3)	(192.0)
Net debt	$1,308.9	$803.8	$733.0

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

ACCOUNTING MATTERS
Basis of Preparation and Accounting Policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Details of material accounting policies are disclosed in note 3 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023. Except as disclosed in note 2(c) of the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2024, the accounting policies applied in the preparation of the condensed consolidated interim financial statements are consistent with those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.
Critical Accounting Estimates and Judgements
In preparing the Company’s condensed consolidated financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the consolidated financial statements. All estimated and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Areas of judgement and key sources of estimation uncertainty that have the most significant effect are disclosed in note 4 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2023 and in note 2(d) of the Company’s condensed consolidated interim statements for the six months ended June 30, 2024.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. These inherent limitations include the realities that judgements in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the actions of one individual, by collusion of two or more people, or by unauthorized override of the control. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the three months ended June 30, 2024, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS
This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information. Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any future-oriented financial information or financial outlook information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, growth potential and future financial or operating performance, including investment returns; the Company’s production and cost guidance; the timing for and Company’s ability to successfully advance its growth and development projects, including achieving commercial production at Greenstone and the expansions at Castle Mountain, Los Filos and Aurizona; the Company’s ability to pay the deferred payment in connection with the acquisition of the remaining 40% of Greenstone; the Company’s ability to repay the 2019 Convertible Notes; the anticipated timeframe for residual leaching at Castle Mountain; the anticipated timing of recoveries from Mesquite’s heap leach pad; the Company’s ability to successfully renegotiate existing land access agreements at Los Filos and the anticipated impact on Los Filos if those negotiations are unsuccessful; the anticipated impact of the geotechnical event in the Piaba pit on planned 2024 production from Aurizona; the effectiveness the Company’s remediation activities to enhance stability of the Piaba pit and nearby infrastructure and ability to develop a plan to remediate the long-term stability as well as to continue partial mining of the Piaba pit; the strength of the Company’s balance sheet, and the Company’s liquidity and future cash requirements; the expectations for the Company’s investments in Versamet and Bear Creek; and the conversion of Mineral Resources to Mineral Reserves.
Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “achieve”, “strategy”, “increase”, “plan”, “vision”, “improve”, “potential”, “intend”, “anticipate”, “expect”, “estimate”, “on track”, “target”, “objective”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

CAUTIONARY NOTES AND FORWARD-LOOKING STATEMENTS (CONTINUED)
The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; existing assets are retained and continue to produce at current rates; expectations regarding the impact of macroeconomic factors on the Company’s operations, share price performance and gold price; prices for gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; prices for energy inputs, labour, materials, supplies and services remaining as estimated; achieving commercial production at Greenstone in accordance with current expectations; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; the Company’s ability to identify and implement opportunities to mitigate the impact of the geotechnical event at Aurizona; the mine plans outlined in the technical reports for each project, including estimated development schedules, are unchanged; tonnage of ore to be mined and processed and ore grades and recoveries are consistent with mine plans; capital, decommissioning and reclamation estimates remaining as estimated; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade or industrial action; the Company’s working history with the workers, unions and communities at Los Filos; the Company’s ability to achieve anticipated social and economic benefits for its host communities; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company’s ability to comply with environmental, health and safety laws and other regulatory requirements, including clarification of requirements for compliance with the Canadian Competition Act relating to the Company’s disclosure about environmental performance; the Company’s ability to achieve its objectives related to environmental performance; the strategic visions for Versamet and Bear Creek and their respective abilities to successfully advance their businesses; the ability of Bear Creek to meet its payment commitments to the Company; and the ability of Equinox Gold to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.
The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; recent market events and conditions; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the effect of blockades and community issues on the Company’s production and cost estimates; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including mining, environmental and export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; the failure by Bear Creek to meet its commitments to the Company; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled “Risks Related to the Business” in the Company’s most recently filed Annual Information Form which are both available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this MD&A, was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Management’s Discussion and Analysis For the three and six months ended June 30, 2024

TECHNICAL INFORMATION
Doug Reddy, MSc, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.